Exhibit 99.1

$50,000,000

CREDIT AGREEMENT

Dated as of August 10, 2012

among

VELTI INC.
VELTI PLC
MOBILE INTERACTIVE GROUP LIMITED
and
VELTI MOBILE PLATFORMS LIMITED

as the Borrowers,

HSBC BANK USA, NATIONAL ASSOCIATION
as Administrative Agent and Syndication Agent,

and

The Other Lenders Party Hereto

HSBC BANK USA, NATIONAL ASSOCIATION,
 As Lead Arranger and Book Manager

i

3.07	Survival	61
3.08	Issuing Banks	61
ARTICLE IV. CONDITIONS PRECEDENT		61
4.01	Conditions of Closing	61
4.02	Conditions to all Borrowings	64
ARTICLE V. REPRESENTATIONS AND WARRANTIES		65
5.01	Existence, Qualification and Power	65
5.02	Authorization; No Contravention	65
5.03	Governmental Authorization; Other Consents	65
5.04	Binding Effect	65
5.05	Financial Statements; No Material Adverse Effect	66
5.06	Litigation	66
5.07	No Default	66
5.08	Ownership of Property	66
5.09	Taxes	67
5.10	Labor Matters	67
5.11	ERISA Compliance	67
5.12	Margin Regulations; Investment Company Act	68
5.13	Compliance with Laws	68
5.14	Disclosure	68
5.15	Intellectual Property; Licenses, Etc.	68
5.16	Environmental Matters	69
5.17	Solvency	69
5.18	Subsidiaries; Equity Interests	69
5.19	Security Documents	70
5.20	Insurance	70
5.21	Anti-Terrorism Laws	70
ARTICLE VI. AFFIRMATIVE COVENANTS		71
6.01	Financial Statements	71
6.02	Certificates; Other Information	71
6.03	Notices	73
6.04	Payment of Taxes and Other Obligations	73
6.05	Preservation of Existence, Etc.	74
6.06	Maintenance of Properties; Intellectual Property	74
6.07	Maintenance of Insurance	74
6.08	Compliance with Laws	75
6.09	Compliance with Environmental Laws	75
6.10	Material Contracts	75

6.11	Inspection of Property; Books and Records	75
6.12	Use of Proceeds	76
6.13	Additional Collateral; Additional Borrowers and Guarantors	76
6.14	Security Interests; Further Assurances	78
6.15	Information Regarding Collateral	78
6.16	Post-Closing Matters	79
6.17	Velti Netherlands	79
ARTICLE VII. NEGATIVE COVENANTS		79
7.01	Liens	79
7.02	Indebtedness	81
7.03	Investments, Loans and Advances	83
7.04	Sale Lease-Back Transactions	84
7.05	Fundamental Changes; Acquisitions	84
7.06	Asset Sales	85
7.07	Dividends; Restricted Payments	86
7.08	Transactions with Affiliates	86
7.09	Use of Proceeds	86
7.10	Financial Covenants	87
7.11	Capital Expenditures	87
7.12	Prepayments of Other Indebtedness; Modifications of Organizational Documents and Other Documents	87
7.13	Limitation on Burdensome Agreements	88
7.14	Conduct of Business	88
7.15	Limitation on Accounting Changes; Fiscal Year	88
ARTICLE VIII. EVENTS OF DEFAULT AND REMEDIES		88
8.01	Events of Default	88
8.02	Remedies Upon Event of Default	90
8.03	Application of Funds	91
ARTICLE IX. ADMINISTRATIVE AGENT		92
9.01	Appointment and Authority	92
9.02	Trust and Security Agency	92
9.03	No Responsibility to Perfect	93
9.04	Insurance	93
9.05	Custodians and Nominees	94
9.06	Rights as a Lender	94
9.07	Exculpatory Provisions	94
9.08	Reliance by Administrative Agent	95
9.09	Delegation of Duties	95

9.10	Resignation of Administrative Agent	95
9.11	Non-Reliance on Administrative Agent and Other Lenders	96
9.12	No Other Duties, Etc.	96
9.13	Collateral Matters	96
9.14	Rights of Secured Parties	97
ARTICLE X. MISCELLANEOUS		98
10.01	Amendments, Etc.	98
10.02	Notices; Effectiveness; Electronic Communication	99
10.03	No Waiver; Cumulative Remedies	101
10.04	Expenses; Indemnity; Damage Waiver	101
10.05	Payments Set Aside	103
10.06	Successors and Assigns	103
10.07	Treatment of Certain Information; Confidentiality	107
10.08	Right of Setoff	108
10.09	Interest Rate Limitation	108
10.10	Counterparts; Integration; Effectiveness	108
10.11	Survival	109
10.12	Severability	109
10.13	Replacement of Lenders	109
10.14	Governing Law; Jurisdiction; Etc.	110
10.15	Waiver of Jury Trial	111
10.16	No Advisory or Fiduciary Responsibility	111
10.17	Designation of Representative for Borrowers	112
10.18	Release of Liens and Guarantees	113
10.19	USA PATRIOT Act Notice	113
10.02	Waiver of Jersey Customary Law Rights	113

SCHEDULES

1.01	Mandatory Cost Provisions
2.01	Commitments and Applicable Percentages
5.06	Material Litigation
5.15	Exceptions to IP Rights
5.18	Subsidiaries; Equity Interests
6.16	Post-Closing Matters
7.01	Existing Liens
7.02	Existing Indebtedness
7.03	Existing Investments
7.07	Restricted Payment Obligations
10.02	Notice Addresses

EXHIBITS

A	Form of Committed Loan Notice
B	Form of Note
C	Form of Compliance Certificate
D	Form of Assignment and Assumption
E	Form of Guarantee and Collateral Agreement
F	Forms of UK Loan Documents
G	Forms of Irish Loan Documents
H	Forms of BVI Loan Documents
I	[Reserved]
J	Forms of Greek Loan Documents
K	Forms of Cyprus Loan Documents
L	Form of Perfection Certificate
M-1	Form of U.S. Tax Compliance Certificate for Foreign Lenders that are not Partnerships for U.S. Federal Income Tax Purposes
M-2	Form of U.S. Tax Compliance Certificate for Foreign Lenders that are Partnerships for U.S. Federal Income Tax Purposes
M-3	Form of U.S. Tax Compliance Certificate for Foreign Participants that are not Partnerships for U.S. Federal Income Tax Purposes
M-4	Form of U.S. Tax Compliance Certificate for Foreign Participants that are Partnerships for U.S. Federal Income Tax Purposes
N	Form of Joinder Agreement

v

CREDIT AGREEMENT

This CREDIT AGREEMENT (“Agreement”) is entered into as of August 10, 2012, among VELTI INC., a Delaware corporation, VELTI PLC, a company formed under the laws of the Bailiwick of Jersey, Channel Islands, MOBILE INTERACTIVE GROUP LIMITED, a company formed under the laws of England and Wales with registered number 04572067, and VELTI MOBILE PLATFORMS LIMITED, a company formed under the laws of the British Virgin Islands (collectively, the “Borrowers”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and HSBC BANK USA, NATIONAL ASSOCIATION, as Administrative Agent.

The Borrowers have requested that the Lenders provide a revolving credit facility, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.
DEFINITIONS AND ACCOUNTING TERMS

1.01         Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below:

“ABR” means for any day a fluctuating rate per annum (rounded upwards to the next 1/100 of 1%) equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5% and (c) the Eurocurrency Rate appearing as of such day (or, if such day is not a Business Day, as of the immediately preceding Business Day) on the relevant Bloomberg Financial Markets Service page in respect of a proposed Eurocurrency Rate Loan with a one-month Interest Period plus 1.0%.  Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or such Eurocurrency Rate shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or such Eurocurrency Rate, respectively.

“ABR Loan” means a Loan that bears interest based on the ABR. Each Swingline Loan shall be an ABR Loan.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of in excess of 50% of the capital stock, partnership interests, membership interests or equity of any Person, or otherwise causing any Person to become a Subsidiary, or (c) a merger or consolidation or any other combination with another Person (other than a Person that is a Subsidiary of a Borrower).

“Administrative Agent” means HSBC, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrowers and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Parties” has the meaning specified in Section 10.02(c).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“Alternative Currency” means each of Euro, Sterling, and each other currency (other than Dollars) that is approved in accordance with Section 1.08.

“Alternative Currency Equivalent” means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative Currency as determined by the Administrative Agent or the Issuing Bank, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternative Currency with Dollars.

“Alternative Currency Sublimit” means an amount equal to the lesser of the Aggregate Commitments and $50,000,000.  The Alternative Currency Sublimit is part of, and not in addition to, the Aggregate Commitments.

“Applicable Percentage” means with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Commitments represented by such Lender’s Commitment at such time; provided that in the case of Section 2.16 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment.  If the commitment of each Lender to make Loans has been terminated pursuant to Section 8.02 or if the Aggregate Commitments have expired, then the Applicable Percentage of each Lender shall be determined based on the Applicable Percentage of such Lender most recently in effect, giving effect to any subsequent assignments.  The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means, for any day, with respect to any ABR Loan or Eurocurrency Rate Loan, or with respect to the Commitment Fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “Eurocurrency Rate”, “ABR Rate” or “Commitment Fee”, as the case may be, based upon the Consolidated Total Leverage Ratio applicable on such date:

Applicable Rate

Consolidated Total Leverage Ratio	Eurocurrency Rate	ABR Rate	Commitment Fee
Level I Less than 1.50 to 1.00	2.25%	1.25%	0.50% if Utilization is greater than 50%; 0.75% if Utilization is 50% or less
Level II Greater than or equal to 1.50 to 1.00 but less than 2.00 to 1.00	2.50%	1.50%	0.50% if Utilization is greater than 50%; 0.75% if Utilization is 50% or less
Level III Greater than or equal to 2.00 to 1.00	2.75%	1.75%	0.50% if Utilization is greater than 50%; 0.75% if Utilization is 50% or less

For purposes of calculating the Commitment Fee, “Utilization” is the daily average amount of the Total Outstandings during the relevant period, expressed as a percentage of the total amount of the Revolving Loan Commitment.  Notwithstanding the foregoing, until the condition set forth in Section 4.03 is met, solely for purposes of calculating the level of Utilization, the term “Revolving Loan Commitment” shall refer solely to the Revolving Loan Commitment of HSBC (but the Commitment Fee itself shall be based on the entire amount of the Revolving Loan Commitments).  Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.  The Applicable Rate shall be set at Level II until the first calculation date following the receipt by the Administrative Agent of the financial statements and Compliance Certificate required to be delivered pursuant to Sections 6.01 and 6.02 hereof for the first full fiscal quarter ending after the Closing Date.  Thereafter, upon delivery of the Compliance Certificate by Borrowers to Administrative Agent pursuant to Section 6.02, the Applicable Rate shall automatically be adjusted in accordance with such Compliance Certificate, such adjustment to become effective on the next succeeding Business Day following the receipt by Administrative Agent of such Compliance Certificate; provided that, if at any time a Compliance Certificate is not delivered at the time required, from the time such Compliance Certificate was required to be delivered until the Business Day next succeeding delivery of such Compliance Certificate, the Applicable Rate shall be set at Level III.  If, as a result of any restatement of or other adjustment to the financial statements of the Parent or for any other reason, the Borrowers, the Administrative Agent or the Lenders determine that (i) the Consolidated Total Leverage Ratio as calculated by the Borrowers as of any applicable date was inaccurate and (ii) a proper calculation of such ratio would have resulted in higher pricing for such period, Borrowers shall immediately and retroactively be obligated to pay to Administrative Agent for the account of the applicable Lenders, promptly on demand by Administrative Agent

(or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrowers under the Bankruptcy Code, automatically and without further action by Administrative Agent, any Lender or Issuing Bank), an amount equal to the excess of the amount of interest, letter of credit fees, commitment fees and other fees that should have been paid for such period over the amount of interest and such fees actually paid for such period.  This paragraph shall not limit the rights of Administrative Agent, any Lender or any Issuing Bank, as the case may be, under any other provision of this Agreement.  The Borrowers’ obligations hereunder shall survive the termination of the Commitments hereunder.

“Applicable Time” means, with respect to any borrowings and payments in any Alternative Currency, the local time in the place of settlement for such Alternative Currency as may be determined by the Administrative Agent or the Issuing Bank, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means HSBC.

“Asset Sale” means (a) any conveyance, sale, lease, sublease, assignment, transfer or other disposition (including by way of merger or consolidation and including any Sale Lease-Back Transaction) of any property, excluding sales of inventory, licenses and sub-licenses of IP Rights permitted under this Agreement (whether in consideration of periodic royalty payments or a lump sum payment) and assignments and dispositions of cash and Cash Equivalents, in each case (other than in the case of cash and Cash Equivalents), in the ordinary course of business, and (b) any issuance or sale of any Equity Interests of any Loan Party, in each case referred to in clauses (a) and (b), to any person other than a Loan Party.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent (and the Borrowers, in the case that the Borrowers’ consent is required hereunder), in substantially the form of Exhibit D or any other form approved by the Administrative Agent and the Borrowers.

“Attributable Indebtedness” means, on any date, (a) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP or IFRS, as applicable, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP or IFRS, as applicable if such lease were accounted for as a capital lease and (c) in respect of any securitization, an amount equal to (i) the outstanding principal amount of Indebtedness incurred at such time by the special purposes securitization Subsidiary, or (ii) if the securitization Subsidiary has incurred no such Indebtedness, the unrecovered purchase price of all accounts receivable (or interest therein) or other assets sold or transferred by such Subsidiary to the conduit entity or other credit provider relating to such securitization.

“Audited Financial Statements” means the audited consolidated balance sheet of the Parent and its Subsidiaries for the fiscal year ended December 31, 2011, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such fiscal year of the Parent and its Subsidiaries, including the notes thereto.

“Availability Period” means the period from and including the Closing Date to the earliest of (a) the Maturity Date, (b) the date of termination of the Aggregate Commitments pursuant to Section 2.04, and (c) the date of termination of the commitment of each Lender to make Loans pursuant to Section 8.02.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto.

“Black Sea Indebtedness” means Indebtedness existing as of the Closing Date owed by any Loan Party to Black Sea Trade and Development Bank or any of its Affiliates.

“Borrower Materials” means materials and/or information made available to the Lenders by the Administrative Agent or provided by or on behalf of the Borrowers under this Agreement.

“Borrower Representative” has the meaning given to such term in Section 10.17.

“Borrowers” has the meaning specified in the introductory paragraph hereto, together with any other Subsidiary of the Parent that becomes a Borrower pursuant to the terms of this Agreement.

“Borrowing” means a borrowing consisting of (a) simultaneous Committed Loans of the same Type and, in the case of Eurocurrency Rate Loans, having the same Interest Period, made by each of the Lenders pursuant to Section 2.01 or (b) Swingline Loans.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the State of California, the State of New York, Jersey or the United Kingdom and:

(a)                                 if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market;

(b)                                 if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Rate Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means a TARGET Day;

(c)                                  if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d)                                 if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

“BVI Loan Documents” means the equitable mortgage over registered shares, in the form of Exhibit H hereto.

“Capital Expenditures” means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).  For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be.

“Cash Equivalents” means, (i) United States dollars; (ii) (a) Sterling or Euros; or (b) in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business; (iii) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 12 months or less from the date of acquisition; (iv) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500,000,000 in the case of U.S. banks and $100,000,000 (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks; (v) repurchase obligations for underlying securities of the types described in clauses (iii), (iv) and (viii) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (iv) above; (vi) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; (vii) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency); (viii) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition; (ix) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition; (x) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency); and (xi) investment funds investing at least 90% of their assets in securities of the types described in clauses (i) through (x) above.  In the case of Investments by any Foreign Subsidiary or Investments made in a country outside the United States, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (i) through (viii) and clauses (x) and (xi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (i) through (xi) and in this paragraph.  Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (i) and (ii) above, provided, that such amounts are converted into any currency listed in clauses (i) and (ii) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Agreement” means any agreement not prohibited by the terms of this Agreement to provide treasury or cash management services, including deposit accounts, overnight draft, credit cards, debit cards, p-cards (including purchasing cards and commercial cards), funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Casualty Event” shall mean any involuntary loss of title to, any involuntary loss of, damage to or any destruction of, or any condemnation or other taking (including by any Governmental Authority) of, any property of any Loan Party or any of its Subsidiaries, and in any case, “Casualty Event” shall include any taking of all or any part of any real property of any person or any part thereof, in or by condemnation, appropriation, compulsory purchase or other eminent domain proceedings pursuant to any Law, or by reason of the temporary requisition of the use or occupancy of all or any part of any real property of any person or any part thereof by any Governmental Authority, civil or military, or any settlement in lieu thereof.

“Change in Law” means the occurrence, after the date of this Agreement or, with respect to any Issuing Bank or Lender, such later date on which such Issuing Bank or Lender becomes a party to this Agreement), of any of the following:  (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means an event or series of events by which: any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) (i) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Parent entitled to vote for members of the board of directors or equivalent governing body of the Parent on a fully-diluted basis or (ii) other than the Parent or a Loan Party becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of any of the equity securities of any of the Borrowers or any other Loan Party entitled to vote for members of the board of directors or equivalent governing body of such Borrower or such other Loan Party on a fully-diluted basis.

“Closing Date” means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions.

“Collateral” means, collectively, all of the property of whatever kind and nature subject or purported to be subject from time to time to a Lien under any Loan Document.

“Commitment Fee” has the meaning specified in Section 2.07(a).

“Commitments” means the Revolving Loan Commitments.

“Committed Loan” has the meaning specified in Section 2.01.

“Committed Loan Notice” means a notice of (a) a Borrowing, (b) a conversion of Committed Loans from one Type to the other, or (c) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Consolidated Adjusted EBITDA” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus the following to the extent deducted in calculating such Consolidated Net Income: (a) interest expense for such period, (b) depreciation and amortization expense for such period, (c) income tax expense for such period, and (d) any non-cash expenses or losses reducing Consolidated Net Income (which, for the avoidance of doubt, shall not include any Acquisition-related costs or expenses), and minus the following to the extent included in calculating such Consolidated Net Income: (x) non-recurring income or gains for such period and (y) any income tax credits (to the extent not netted from income tax expense) and other non-cash income during such period; provided, however, that solely for the purpose of the computations of the Consolidated Fixed Charge Coverage Ratio and Consolidated Total Leverage Ratio, if an Acquisition or a Disposition shall have occurred during the relevant period, Consolidated Adjusted EBITDA shall be calculated, at the option of the Borrowers, on a pro forma basis in accordance with the SEC pro forma reporting rules under the Exchange Act, as if such Acquisition or Disposition, as applicable, occurred on the first day of the applicable period.

“Consolidated Asset Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Gross Receivables to (b) the aggregate amount of the Commitments hereunder.

“Consolidated Fixed Charges” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the sum, without duplication, of the following amounts for such period (a) Consolidated Interest Expense, (b) scheduled principal payments of Indebtedness, (c) taxes paid in cash, and (d) Restricted Payments to the extent paid in cash.

“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Adjusted EBITDA for the period of four fiscal quarters most recently ended to (b) Consolidated Fixed Charges for the period of four fiscal quarters most recently ended.

“Consolidated Funded Indebtedness” means, as of any date of determination, for the Parent and its Subsidiaries on a consolidated basis, all Indebtedness of the Parent and its Subsidiaries; provided, however, that solely for the purpose of the computations of the Consolidated Total Leverage Ratio, if there has occurred an Acquisition or Disposition during the relevant period, Consolidated Funded Indebtedness shall be calculated, at the option of the Borrowers, on a pro forma basis in accordance with the SEC pro forma reporting rules under the Exchange Act, as if such Acquisition or Disposition, as applicable, occurred on the first day of the applicable period.

“Consolidated Gross Receivables” means, as of any date of determination, the aggregate amount of all accounts receivable designated in the financial statements as “accounts receivable” and “accrued receivables” of all Loan Parties other than Velti Greece.

“Consolidated Interest Expense” means, for any period, total interest expense (including that attributable to obligations in respect of capital leases and exclusive of any reduction or offset for interest income) of the Parent and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Parent and its Subsidiaries and computed in accordance with GAAP or IFRS, as applicable; provided, however, that solely for the purpose of the computations of the Consolidated Fixed Charge Coverage Ratio, if there has occurred an Acquisition or Disposition during the relevant period, Consolidated Interest Expense shall be calculated, at the option of the Borrowers, on a pro forma basis in accordance with the SEC pro forma reporting rules under the Exchange Act (or such other pro forma adjustments as reasonably acceptable to the Administrative Agent), as if such Acquisition or Disposition, as applicable, occurred on the first day of the applicable period.

“Consolidated Liquidity Ratio” means, as of any date of determination, the ratio of (i) the sum of cash, plus trade accounts receivable, plus accrued contract accounts receivable, plus checks receivable (each as determined in conformity with GAAP or IFRS, as applicable and calculated based on Parent’s normal business practices as in existence prior to the Closing Date) of the Parent and its Subsidiaries, on a consolidated basis, to (ii) the sum of all current liabilities as determined in conformity with GAAP or IFRS, as applicable (and including short-term potential earn-outs in connection with acquisitions) plus Indebtedness for borrowed money (but, with respect to periods prior to the Closing Date, excluding that portion of the Black Sea Indebtedness that is treated as long-term Indebtedness in accordance with GAAP or IFRS, as applicable) of the Parent and its Subsidiaries, on a consolidated basis.

“Consolidated Net Income” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the net income of the Parent and its Subsidiaries (excluding extraordinary gains and extraordinary losses) for that period and computed in accordance with GAAP or IFRS, as applicable.

“Consolidated Revenue” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the revenue of the Parent and its Subsidiaries for that period calculated in accordance with GAAP.

“Consolidated Total Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Funded Indebtedness as at such day to (b) Consolidated Adjusted EBITDA for the period of four fiscal quarters ending as of such day.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Party” means the Administrative Agent, each Issuing Bank or the Swingline Lender.

“Cyprus Loan Documents” means the Fixed and Floating Charge Agreement and Pledge of Shares in the form of Exhibit K hereto.

“Debtor Relief Law” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means, with respect to the Obligations, an interest rate equal to (i) the ABR plus (ii) the Applicable Rate, if any, applicable to ABR Loans plus (iii) 2% per annum; provided, however, that with respect to a Eurocurrency Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate and any Mandatory Cost) otherwise applicable to such Loan plus 2% per annum.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrowers or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied), (c) has failed, within three Business Days after written request by a Credit Party, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance reasonably satisfactory to such Credit Party and the Administrative Agent or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Documentation Agent” means HSBC.

“Dollar” and “$” mean lawful money of the United States.

“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent or the Issuing Bank, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency.

“Dutch CC” means the Dutch Civil Code (Burgerlijk Wetboek).

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06(b) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)).

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environmental Laws” means any and all Laws regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect, in each case as applicable to any Loan Party or any Subsidiary thereof, or any of their respective property.

“Equity Interests” means shares of capital stock, partnership interests, membership interests, beneficial interests or other ownership interests, whether voting or nonvoting, in, or interests in the income or profits of, a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with any of the Borrowers within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any of the Borrowers or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any of the Borrowers or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan, or the appointment of a trustee to administer any Pension Plan or Multiemployer Plan pursuant to Section 4042 of ERISA; or (e) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Borrower or any ERISA Affiliate.

“Euro” and “EUR” mean the lawful currency of the Participating Member States.

“Eurocurrency Rate” means, for any Interest Period with respect to a Eurocurrency Rate Loan.

“Eurocurrency Base Rate” means, with respect to any Eurocurrency Rate Loan for any Interest Period, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period.  If such rate is not available at such time for any reason, then the “Eurocurrency Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the first day of such Interest Period in immediately available funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by HSBC and with a term equivalent to such Interest Period would be offered by HSBC or its affiliates in the United Kingdom to major banks in the London or other offshore interbank market for such currency at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

“Eurocurrency Rate” means, with respect to any Eurocurrency Rate Loan for any Interest Period, an interest rate per annum (rounded upwards to the next 1/100 of 1%) equal to the Eurocurrency Base Rate for such Interest Period.

“Eurocurrency Rate Loan” means a Committed Loan that bears interest at a rate based on the Eurocurrency Rate.  Eurocurrency Rate Loans may be denominated in Dollars or in an Alternative Currency.  All Committed Loans denominated in an Alternative Currency must be Eurocurrency Rate Loans.

“Event of Default” has the meaning specified in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other Recipient of any payment to be made by or on account of any obligation of any of the Borrowers hereunder: (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized, in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, or taxes imposed as a result of a present or former connection with such jurisdiction (other than a connection arising solely from such Recipient having executed, delivered, enforced, become a party to, performed its obligations, received payments, received or perfected a security interest under, or engaged in any other transaction in accordance with the terms of this Agreement); (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction in which such Borrower is located; (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by a Borrower under Section 10.13), any U.S. federal withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new Lending

Office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from the Borrowers with respect to such withholding tax pursuant to Section 3.01(a); (d) any withholding tax attributable to a  Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 3.01(f); and (e) U.S. federal withholding taxes imposed pursuant to FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender, with respect to such Borrower, that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender, with respect to such Borrower, that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States, a State or territory thereof or the District of Columbia.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances as of the date of determination (subject to Section 1.03(b)), consistently applied.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Greek Loan Documents” means the Guarantee, Pledge on Shares Agreement and Floating Pledge Agreement in the form of Exhibit J hereto.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or contingent or inchoate indemnity obligations in effect on the Closing Date or entered into in connection with any Acquisition or Disposition (other than such obligations with respect to Indebtedness).  The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.  The term “Guarantee” as a verb has a corresponding meaning.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement (with respect to assets owned by United States Loan Parties), in the form of Exhibit E hereto.

“Guarantors” means each of (i) Velti Mobile Value Added Services Limited, a company formed under the laws of the British Virgin Islands, Velti DR Limited, a company formed under the laws of England and Wales with registered number 05955521, Velti Limited, a company formed under the laws of England and Wales with registered number 05552480, Velti Software Products and Related Products and Services S.A., a Societe Anonym formed under the laws of Greece, Velti Platforms and Services Limited, a limited liability company formed under the laws of Cyprus, Mobclix, Inc., a Delaware corporation, Air2Web, Inc., a Delaware corporation, Velti U.S. Holdings, Inc., a Delaware corporation, and any Subsidiary of Parent that executes and delivers a counterpart of the Guarantee and Collateral Agreement, any UK Guarantee and Security Document, any BVI Loan Documents, any Cyprus Loan Documents, any Greek Loan Documents, or any other Loan Document providing for a guarantee of the Obligations, whether on the Closing Date or from time to time thereafter pursuant to Section 6.13, 6.17 or otherwise.

“HSBC” means HSBC BANK USA, NATIONAL ASSOCIATION.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, applied in accordance with the consistency requirements thereof.

“Immaterial Subsidiary” means any Subsidiary of a Loan Party that, collectively with all other “Immaterial Subsidiaries”, represents less than 10% of each of the Consolidated Revenue, Consolidated Adjusted EBITDA and consolidated asset value of the Parent and its Subsidiaries, taken as a whole; provided, however, that no Subsidiary that owns the Equity Interests of a Borrower or Guarantor shall be an Immaterial Subsidiary.

“Increase Effective Date” has the meaning specified in Section 2.13(d).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP or IFRS, as applicable: (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including Obligations hereunder) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) the maximum amount available to be drawn under issued and outstanding letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) all Attributable Indebtedness, (f) all obligations to purchase, redeem, retire, defease or otherwise make any payment prior to the Maturity Date in respect of any Equity Interests or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (g) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (f) above of Persons other than the Parent or any Subsidiary, and (h) all Indebtedness of the types referred to in clauses (a) through (g) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which the Parent or a Subsidiary is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to the Parent or such Subsidiary.  The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date.

“Indemnified Taxes” means (a) Taxes other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 10.04(b).

“Information” has the meaning specified in Section 10.07.

“Interest Payment Date” means, (a) as to any Loan other than an ABR Loan, the last day of each Interest Period applicable to such Loan, and the Maturity Date; provided, however, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; (b) as to any ABR Loan (other than a Swingline Loan), the last Business Day of each

March, June, September and December and the Maturity Date; and (c) as to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrowers in the Committed Loan Notice; provided that: (a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and (c) no Interest Period shall extend beyond the Maturity Date.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or if the applicable instrument is not then rated by Moody’s or S&P, an equivalent rating by any other Rating Agency.

“Investments” has the meaning specified in Section 7.03 hereof.

“IP Rights” has the meaning specified in Section 5.15.

“Irish Loan Documents” means the bank account charge in the form of Exhibit G hereto.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means HSBC and any other Lender to be selected with such Lender’s consent from time to time by the Borrowers in consultation with the Administrative Agent, each in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.15(j).  An Issuing Bank may arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank acceptable to the Borrowers, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, laws, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the Dollar Equivalent amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the Dollar

Equivalent amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrowers at such time.  The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lender” has the meaning specified in the introductory paragraph hereto.  Unless the context otherwise requires, the term “Lender” includes the Swingline Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrowers and the Administrative Agent.

“Letter of Credit” means any letter of credit issued pursuant to this Agreement.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan” means an extension of credit by a Lender to the Borrowers under Article II of this Agreement.  For the avoidance of doubt, the Loans shall include the Committed Loans and the Swingline Loans.

“Loan Documents” means this Agreement, any Notes, the Guarantee and Collateral Agreement, the UK Loan Documents, the Irish Loan Documents, the BVI Loan Documents, the Cyprus Loan Documents, the Greek Loan Documents and any other agreements, instruments, certificates or documents executed and delivered in connection with any of the foregoing (but excluding any Secured Hedging Agreement or Secured Cash Management Agreement).

“Loan Parties” means the Borrowers and the Guarantors and each Subsidiary of Parent that becomes a Borrower from time to time after the Closing Date pursuant to Section 6.13.

“Local Time” means New York City time.

“Mandatory Cost” means, with respect to any period, the percentage rate per annum determined in accordance with Schedule 1.01.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, assets, properties, liabilities (actual or contingent), condition (financial or otherwise) of the Borrowers and their Subsidiaries, taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document, or of the ability of any of the Borrowers or any Loan Party to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any of the Borrowers or any Loan Party of any Loan Document to which it is a party.

“Maturity Date” means August 10, 2015; provided, however, that, in each case, if such date is not a Business Day, the Maturity Date shall be the immediately preceding Business Day.

“Maximum Rate” has the meaning specified in Section 10.09.

“Moody’s” means Moody’s Investors Service.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any of the Borrowers or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Note” means a promissory note made by the Borrowers in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit B.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrowers arising under any Loan Document or otherwise with respect to any Loan or reimbursement obligation of the Borrowers in respect of a Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising.

“Organizational Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction, including memorandum and articles of association and certificates of incorporation on change of name); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or equivalent comparable constitutive documents with respect to any non-U.S. jurisdiction); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced, any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

“Outstanding Amount” means, with respect to any Lender at any time, the sum of (a) the Dollar Equivalent amount of the aggregate outstanding principal amount of Committed Loans at such time after giving effect to any borrowings and prepayments or repayments of Committed Loans plus (b) its LC Exposure at such time plus (c) its Swingline Exposure at such time.

“Parent” means VELTI plc, a company formed under the laws of the Bailiwick of Jersey, Channel Islands.

“Participant” has the meaning specified in Section 10.06(d).

“Participant Register” has the meaning specified in Section 10.06(d).

“Participating Member States” means each state so described in any EMU Legislation.

“Patriot Act” has the meaning specified in Section 10.19.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PCAOB” means the Public Company Accounting Oversight Board.

“Performance to Plan” means both (i) the actual Consolidated Revenue of the Parent and its Subsidiaries for the specified period, as compared with the projected Consolidated Revenue of the Parent and its Subsidiaries as stated in the projections provided by the Borrowers for the specified period pursuant to Section 6.02(e), and (ii) the actual Consolidated Adjusted EBITDA of the Parent and its Subsidiaries for the specified period, as compared with the projected Consolidated Adjusted EBITDA of the Parent and its Subsidiaries as stated in the projections provided by the Borrowers for the specified period pursuant to Section 6.02(e).

“Permitted Acquisition” means an Acquisition by a Loan Party (the Person, division, line of business or other business unit of such Person that is the subject of the Acquisition being referred to herein as the “Target”), in each case that is a type of business (or assets used in a type of business) permitted to be engaged in by the Loan Parties and their Subsidiaries pursuant to the terms of this Agreement, in each case so long as: (a) no Default shall then exist or would exist after giving effect thereto; (b) the Loan Parties shall demonstrate to the reasonable satisfaction of the Administrative Agent that, after giving effect to the Acquisition on a pro forma basis, both before and after giving effect to such Acquisition, the Loan Parties are in compliance with all of the financial covenants set forth in Section 7.10; (c) either (i) the Consolidated Total Leverage Ratio shall be less than 2.00 to 1.00 and the Consolidated Liquidity Ratio shall be greater than 2.00 to 1.00 (in which case there shall be no annual cap on the purchase price in connection with such Acquisitions), or (ii) the Consolidated Total Leverage Ratio shall be less than 2.00 to 1.00 and the Consolidated Liquidity Ratio shall be greater than 1.50 to 1.00 but less than or equal to 2.00 to 1.00 (and, in that case, the aggregate purchase price for all such Acquisitions pursuant to this clause (ii) (whether payable in cash, stock, or otherwise and including, for the avoidance of doubt, all deferred and contingent obligations (calculated as of the closing of the Acquisition, at the maximum amount potentially payable) but excluding payments in the form of stock of the Parent and excluding deferred and contingent payments in connection with Acquisitions that closed prior to the Closing Date) shall not exceed $30,000,000 in any fiscal year), it being understood that if the Consolidated Total Leverage Ratio and the Consolidated Liquidity Ratio

are not at the minimum levels required by clause (ii) hereof, the Acquisition shall not be a Permitted Acquisition; (d) unless the Target is a Foreign Subsidiary that is subject to the Tax Restriction (in which case the only requirement shall be for a pledge of 66% of the Equity Interests of the Target, as set forth in the definition of Tax Restriction), the Administrative Agent shall have received (or shall receive in connection with the closing of such Acquisition) a first priority perfected security interest in all property of the Target acquired in the Acquisition and all property acquired by such Loan Party with respect to the Target (which shall in any case include 100% of the issued and outstanding Equity Interests of the Target, in each case where the Target is a Person), and the Target, if a Person, shall have become a Loan Party, and shall have executed a joinder to the Guarantee and Collateral Agreement; (e) the Administrative Agent and the Lenders shall have received (i) a description of the material terms of such Acquisition, (ii) audited financial statements (or, if unavailable, management-prepared financial statements) of the Target for its two most recent fiscal years and for any fiscal quarters ended within the fiscal year to date, (iii) consolidated projected income statements of the Borrowers and their Subsidiaries (giving effect to such Acquisition), and (iv) a certificate executed by a Responsible Officer of the Borrowers certifying that such Permitted Acquisition complies with the requirements of this Agreement; (f) such Acquisition shall not be a “hostile” Acquisition and shall have been approved by the board of directors (or equivalent) and/or shareholders (or equivalent) of the applicable Loan Party and the Target; and (g) any earnouts or similar deferred or contingent obligations of any Borrower in connection with such Acquisition shall be subordinated to the Obligations in a manner and to the extent reasonably satisfactory to the Administrative Agent.

“Permitted Liens” has the meaning specified in Section 7.01.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any of the Borrowers or any ERISA Affiliate or to which any of the Borrowers or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by any of the Borrowers or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Platform” means IntraLinks or another similar electronic system.

“Prime Rate” means the rate of interest per annum publicly announced by HSBC from time to time as its prime rate and as a base rate for calculating interest on certain loans.  Each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.  The Prime Rate may or may not be the most favorable rate charged by HSBC to its customers.

“Public Lender” has the meaning specified in Section 6.02.

“Qualifying Lender” means:

(i)                                     a Lender (other than a Lender within paragraph (ii) below) which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is:

(A)                  a Lender:

(1)                   which is a bank (as defined for the purpose of section 879 of the United Kingdom Income Tax Act 2007) making an advance under a Loan Document; or

(2)                   in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the United Kingdom Income Tax Act 2007) at the time that that advance was made, and which is (or, apart from section 18A of the United Kingdom Income Tax Act 2007, would be) within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance;

(B)                  a Lender which is:

(1)                   a company resident in the United Kingdom for United Kingdom tax purposes;

(2)                   a partnership each member of which is:

(i)                     a company so resident in the United Kingdom; or

(ii)                 a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the United Kingdom Corporation Tax Act 2009) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the United Kingdom Corporation Tax Act 2009;

(3)                   a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the United Kingdom Corporation Tax Act 2009) of that company;

(C)                               Treaty Lender; or

(ii)                                  a Lender which is a building society (as defined for the purpose of section 880 of the United Kingdom Income Tax Act 2007) making an advance under a Loan Document.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the applicable instrument publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Parent which shall be substituted for Moody’s or S&P or both, as the case may be.

“Recipient” means the Administrative Agent, any Lender or the Issuing Bank, as applicable.

“Register” has the meaning specified in Section 10.06(c).

“Registered IP Rights” has the meaning specified in Section 5.15.

“Registered Public Accounting Firm” has the meaning specified in the Securities Laws and shall be independent of the Parent as prescribed by the Securities Laws.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the Aggregate Commitments or, if the commitment of each Lender to make Loans has been terminated pursuant to Section 8.02, Lenders holding in the aggregate more than 50% of the Total Outstandings; provided that the Commitment of, and the portion of the Total Outstandings held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Responsible Officer” means the chief executive officer, chief financial officer, treasurer, chief accounting officer or controller of the Borrowers and, solely for purposes of notices given pursuant to Article II, any other officer or employee of the Borrowers so designated by any of the foregoing officers in the corporate banking resolutions delivered as of the Closing Date pursuant to Section 4.01(a) to the Administrative Agent, and as modified from time to time to specify other authorized officers or employees, provided that a certified copy of such modified resolutions is promptly delivered to the Administrative Agent.  Any document delivered hereunder that is signed by a Responsible Officer of the Borrowers shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of the Borrowers and such Responsible Officer shall be conclusively presumed to have acted on behalf of the Borrowers.

“Restricted Payment” means (a) any dividend or other distribution, direct or indirect, on account of any shares (or equivalent) of any class of Equity Interests of the Parent or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares (or equivalent) of any class of Equity Interests of the Parent or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Equity Interests of Parent or any of its Subsidiaries, now or hereafter outstanding, and (d) any payment with respect to any earnout obligation.

“Revaluation Date” means (a) with respect to any Loan, each of the following:  (i) each date of a Borrowing of a Eurocurrency Rate Loan denominated in an Alternative Currency, (ii) each date of a continuation of a Eurocurrency Rate Loan denominated in an Alternative Currency pursuant to Section 2.02, and (iii) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require; and (b) with respect to any Letter of Credit, each of the following:  (i) each date of issuance of a Letter of Credit denominated in an Alternative Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the Issuing Bank under any Letter of Credit denominated in an Alternative Currency, and (iv) such additional dates as the Administrative Agent or the Issuing Bank shall determine or the Required Lenders shall require

“Revolving Loan Commitment” means, as to any Lender, the obligation of such Lender, if any, to make Revolving Loans and participate in Swingline Loans and Letters of Credit in an aggregate principal amount and/or face amount not to exceed the Dollar amount set forth under the heading “Revolving Loan Commitment” opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms and conditions hereof.  The aggregate original amount of the Revolving Loan Commitments as of the Closing Date is $50,000,000.

“S&P” means Standard & Poor’s.

“Sale Lease-Back Transaction” means any arrangement with any Person providing for the leasing by any of the Borrowers or any Subsidiary of any of the Borrowers of any property which has been or is to be sold or transferred by such Borrower or such Subsidiary to such Person with the intention of taking back a lease of such property.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement between any Loan Party and any Person who, at the time it enters into such Cash Management Agreement with a Loan Party, is a Lender or an Affiliate of a Lender (even if such Person ceases to be a Lender or such Person’s Affiliate ceases to be a Lender).

“Secured Hedging Agreement” means any interest rate, currency, foreign exchange or commodity Swap Contract permitted under Section 7.02(j) between any Loan Party and any of its Subsidiaries and any Person that, at the time it enters into such Swap Contract, is a Lender or an Affiliate of a Lender (even if such Person ceases to be a Lender or such Person’s Affiliate ceases to be a Lender).

“Secured Obligations” means (i) the Obligations, (ii) the due and punctual payment and performance of all obligations of the Borrowers and the other Loan Parties under each Secured Hedging Agreement and (iii) the due and punctual payment and performance of all obligations of the Borrowers and the other Loan Parties under each Secured Cash Management Agreement.

“Secured Party” means each of the “Secured Parties” as defined in the Guarantee and Security Agreement.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the PCAOB.

“Solvency” has the meaning specified in Section 5.17.

“Special Notice Currency” means at any time an Alternative Currency, other than the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe.

“Specified Indebtedness” has the meaning specified in Section 8.01(e).

“Spot Rate” for a currency means the rate determined by the Administrative Agent or the Issuing Bank, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or the Issuing Bank may obtain such spot rate from another financial institution designated by the Administrative Agent or the Issuing Bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that the Issuing Bank may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternative Currency.

“Sterling” means the lawful currency of the United Kingdom.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, directly, or indirectly through one or more intermediaries, or both, by such Person.  Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Parent.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any similar master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Swingline Exposure” means, at any time, the Dollar amount of the aggregate principal amount of all Swingline Loans outstanding at such time.  The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means HSBC, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.14.

“Syndication Agent” means HSBC.

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so- called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of real property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Tax Restriction” means, as to any Person, that such Person or its parent company would be subject to a deemed dividend under Section 956 of the Code unless such Person does not become a Guarantor and does not have more than 66% of its equity pledged in support of the Obligations.  Any Person subject to the Tax Restriction shall not be required to provide a Guaranty or Lien on its assets in support of the Obligations, but, unless such Person is an Immaterial Subsidiary, its parent company shall be required to pledge 66% of the Equity Interests of such Person in support of the Obligations and both such Person and its parent company shall be required to provide guarantees and Liens in support of the Obligations to the extent the Tax Restriction does not apply or does not operate to restrict such actions.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Threshold Amount” means $2,000,000.

“Total Outstandings” means the aggregate Outstanding Amount of each Lender.

“Treaty Lender” means a Lender which (i) is treated as a resident of a Treaty State for the purposes of the Treaty and (ii) does not carry on a business in the United Kingdom through a permanent establishment with which the Lender’s participation in this Agreement is effectively connected.

“Treaty State” means a jurisdiction having a double tax agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

“Type” means, with respect to a Committed Loan, its character as an ABR Loan or a Eurocurrency Rate Loan.

“UK Loan Documents” means the Guarantee and Debenture, and Share Charge, in the form of Exhibit F hereto.

“Unfunded Pension Liability” means the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Sections 412 and 430 of the Code for the applicable plan year.

“United States” and “U.S.” mean the United States of America.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“Velti Greece” means Velti Software Products and Related Products and Services Societe Anonyme, a societe anonyme formed under the laws of Greece.

“Velti Greece Factoring Program” means the factoring program with Alpha Bank, as of the Closing Date, pursuant to which Velti Greece sells certain of its accounts receivable to Alpha Bank.

“Velti Netherlands” means Mobile Interactive Group Netherlands BV, formerly known as Golden Bytes B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid, incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, address at Baarsjesweg 285, 1058 AE Amsterdam and which is registered with the Chamber of Commerce of Amsterdam under registration number 27296918.

1.02        Other Interpretive Provisions.  With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)           The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  The word “or” shall not be exclusive.  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organizational Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof’ and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)           In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)           Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d)           Dutch Terms: (i) dissolution includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden); (ii) a moratorium includes surseance van betaling and a moratorium is declared or occurs includes surseance verleend; (iii) any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990); (iv) a trustee in bankruptcy includes a curator.

1.03        Accounting Terms.

(a)           Generally.  All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP or IFRS, as applicable, applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein (provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of any of the Borrowers or any Subsidiary at “fair value”, as defined therein).

(b)           Changes in GAAP or IFRS.  If at any time any change in GAAP or IFRS, as applicable, would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrowers or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP or IFRS (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP or IFRS prior to such change therein and (ii) the Borrowers shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP or IFRS.

(c)           Consolidation of Variable Interest Entities.  All references herein to consolidated financial statements of the Parent and its Subsidiaries or to the determination of any amount for the Parent and its Subsidiaries on a consolidated basis or any similar reference shall, in each case, be deemed to include each variable interest entity that the Parent is required to consolidate pursuant to FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities as if such variable interest entity were a Subsidiary as defined herein.

1.04        Rounding.  Any financial ratios required to be maintained pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05        Times of Day.  Unless otherwise specified, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

1.06        [Reserved].

1.07        Exchange Rates; Currency Equivalents.  The Administrative Agent or the Issuing Bank, as applicable, shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Loans and Outstanding Amounts denominated in Alternative Currencies.  Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur.  Except for purposes of financial statements delivered by Loan Parties hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent or the Issuing Bank, as applicable.  Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Rate Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Committed Borrowing, Eurocurrency Rate Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the relevant Alternative Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent or the Issuing Bank, as the case may be.

1.08        Additional Alternative Currencies. The Borrowers may from time to time request that Eurocurrency Rate Loans be made and/or Letters of Credit be issued in a currency other than those specifically listed in the definition of “Alternative Currency;” provided that such requested currency is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars.  In the case of any such request with respect to the making of Eurocurrency Rate Loans, such request shall be subject to the approval of the Administrative Agent and the Lenders; and in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and the Issuing Bank.  Any such request shall be made to the Administrative Agent not later than 11:00 a.m., 20 Business Days prior to the date of the desired Borrowing (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the Issuing Bank, in its or their sole discretion).  In the case of any such request pertaining to Eurocurrency Rate Loans, the Administrative Agent shall promptly notify each Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify the Issuing Bank thereof.  Each Lender (in the case of any such request pertaining to Eurocurrency Rate Loans) or the Issuing Bank (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., ten Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Rate Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.  Any failure by a Lender or the Issuing Bank, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Lender or the Issuing Bank, as the case may be, to permit Eurocurrency Rate Loans to be made or Letters of Credit to be issued in such requested currency.  If the Administrative Agent and all the Lenders consent to making Eurocurrency Rate Loans in such requested currency, the Administrative Agent shall so notify the Borrowers and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Borrowings of Eurocurrency Rate Loans; and if the Administrative Agent and the Issuing Bank consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Borrowers and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Letter of Credit issuances. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.08, the Administrative Agent shall promptly so notify the Company.

1.09        Change of Currency.   Each obligation of the Borrowers to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation).  If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.  Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro. Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

ARTICLE II.
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01        Committed Loans.  Subject to the terms and conditions set forth herein, (i) each Lender severally agrees to make loans (each such loan, a “Committed Loan”) in Dollars or in one or more Alternative Currencies to the Borrowers from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender’s Revolving Loan Commitment; provided, however, that after giving effect to any Borrowing, (x) the aggregate Outstanding Amounts of the Lenders shall not exceed the total Revolving Loan Commitments, (y) the Outstanding Amount with respect to the Loans of any Lender shall not exceed such Lender’s Revolving Loan Commitment and (z) the aggregate Outstanding Amount of all Loans denominated in Alternative Currencies shall not exceed the Alternative Currency Sublimit; and subject to the other terms and conditions hereof, the Borrowers may borrow under this Section 2.01, prepay under Section 2.03, and reborrow under this Section 2.01.  Committed Loans may be ABR Loans or Eurocurrency Rate Loans, as

further provided herein.  Each Lender may, at its option, make any Committed Loan available to the Borrowers by causing any foreign or domestic branch or Affiliate of such Lender to make such Committed Loan; provided that, any exercise of such option shall not affect the obligation of the Borrowers to repay such Committed Loan in accordance with the terms and subject to the conditions of this Agreement, and such Affiliate shall be treated as a Lender for purposes of this Agreement.

2.02        Borrowings, Conversions and Continuations of Committed Loans.

(a)           Each Borrowing, each conversion of Committed Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Borrowers’ irrevocable notice to the Administrative Agent, which may be given by telephone.  Each such notice must be received by the Administrative Agent not later than 12:00 noon Local Time (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in Dollars or of any conversion of Eurocurrency Rate Loans denominated in Dollars to ABR Loans, (ii) four Business Days (or five Business Days in the case of a Special Notice Currency) prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies, and (iii) on the requested date of any Borrowing of ABR Loans.  Each telephonic notice by the Borrowers pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrowers.  Each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof, or if the remaining amount available under the Commitments is less than $1,000,000, in multiples of $100,000.  Each Borrowing of or conversion to ABR Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof, or if the remaining amount available under the Commitments is less than $1,000,000, in multiples of $100,000.  Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Borrowers are requesting a Borrowing, a conversion of Committed Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Committed Loans to be borrowed, converted or continued, (iv) the Type of Committed Loans to be borrowed or to which existing Committed Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto, (vi) the currency of the Committed Loans to be borrowed.  If the Borrowers fail to specify a currency in a Committed Loan Notice, then the Loans so requested shall be made in Dollars.  If the Borrowers fail to specify a Type of Committed Loan in a Committed Loan Notice or if the Borrowers fail to give a timely notice requesting a conversion or continuation, then the applicable Committed Loans shall be made as, or converted to, ABR Loans; provided, however, that in the case of a failure to timely request a continuation of Committed Loans denominated in an Alternative Currency, such Loans shall be continued as Eurocurrency Rate Loans in their original currency with an Interest Period of one month.  Any such automatic conversion to ABR Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans.  If the Borrowers request a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.  No Committed Loan may be converted into or continued as a Committed Loan denominated in a different currency, but instead must be prepaid in the original currency of such Committed Loan and reborrowed in the other currency.

(b)           Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage of the Committed Loans, and if no timely notice of a conversion or continuation is provided by the Borrowers, the Administrative Agent shall notify each Lender of the details of any automatic conversion to ABR Loans or continuation of Committed Loans denominated in a currency other than Dollars, in each case as described in the preceding subsection.  In the case of a Borrowing, each Lender shall make the amount of its Committed Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office for the applicable currency not later than 2:00 p.m. Local Time, in the case of any Committed Loan denominated in Dollars, and not later than the Applicable Time specified by the Administrative Agent in the case of any Committed Loan in an Alternative Currency, in each case on the Business Day specified in the applicable Committed Loan Notice; provided that Swingline Loans shall be made as provided in Section 2.14.  Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Borrowing, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrowers in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrowers, on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrowers; provided that ABR Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.15(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(c)           Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan.  During the existence of a Default, no Loans may be requested as, converted to or continued as Eurocurrency Rate Loans (whether in Dollars or any Alternative Currency) without the consent of the Required Lenders, and the Required Lenders may demand that any or all of the then outstanding Eurocurrency Rate Loans denominated in an Alternative Currency be prepaid, or redenominated into Dollars in the amount of the Dollar Equivalent thereof, on the last day of the then current Interest Period with respect thereto.

(d)           The Administrative Agent shall promptly notify the Borrowers and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate.  At any time that ABR Loans are outstanding, the Administrative Agent shall notify the Borrowers and the Lenders of any change in the Prime Rate used in determining the ABR promptly following the public announcement of such change.

(e)           After giving effect to all Borrowings, all conversions of Committed Loans from one Type to the other, and all continuations of Committed Loans as the same Type, there shall not be more than ten Interest Periods in effect with respect to Committed Loans.

(f)            This Section 2.02 shall not apply to Borrowings of Swingline Loans, which may not be converted or continued.

2.03        Prepayments.

(a)           The Borrowers may, upon notice to the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender), at any time or from time to time voluntarily prepay Committed Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Administrative Agent not later than 12:00 noon New York City time (A) three Business Days prior to any date of prepayment of Eurocurrency Rate Loans denominated in Dollars, (B) four Business Days (or five, in the case of prepayment of loans denominated in Special Notice Currencies) prior to any date of prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies, and (C) on the date of prepayment of ABR Loans; (ii) any prepayment of Eurocurrency Rate Loans, whether denominated in Dollars or Alternative Currencies, shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof; and (iii) any prepayment of ABR Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding.  Each such notice shall specify the date and amount of such prepayment and the Type(s) of Committed Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans.  The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment.  If such notice is given by the Borrowers, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.  Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05.  Each such prepayment shall be applied to the Committed Loans of the Lenders in accordance with their respective Applicable Percentages.

(b)           If at any time, the sum of the aggregate principal amount of the Total Outstandings exceeds the Aggregate Commitments, the Borrowers shall immediately repay Borrowings or cash collateralize LC Exposure in accordance with the procedures set forth in Section 2.15(k) in an aggregate principal amount sufficient to cause the aggregate amount of the Total Outstandings (so calculated) to be less than or equal to the Aggregate Commitments.

(c)           If at any time the aggregate principal amount of all outstanding Loans denominated in Alternative Currencies exceeds the Alternative Currency Sublimit then in effect, then, within two business days after receipt of notice thereof from the Administrative Agent, the Borrowers shall prepay the Loans in an aggregate amount sufficient to reduce such outstanding amount as of such date of payment to an amount not to exceed 100% of the Alternative Currency Sublimit then in effect.

2.04        Termination or Reduction of Commitments.  The Borrowers may, upon notice to the Administrative Agent, terminate the Aggregate Commitments, or from time to time permanently reduce the Aggregate Commitments; provided that (i) any such notice shall be received by the Administrative Agent not later than 12:00 noon New York City time five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $1,000,000 or any whole multiple of $100,000 in excess thereof, (iii) the Borrowers shall not terminate or reduce the Aggregate Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the aggregate amount of the Total Outstandings would exceed the Aggregate Commitments and (iv) if, after giving effect to any reduction of the Aggregate Commitments, the Alternative Currency Sublimit, the sublimit applicable to Letters of Credit or the sublimit applicable to Swingline Loans exceeds the amount of the Aggregate Commitments, such sublimit(s) shall be automatically reduced by the amount of such excess; provided further that if such notice is given in connection with a refinancing of all Obligations (other than contingent indemnification obligations), such notice may be conditional on the effectiveness of the replacement credit agreement or other specified event and may be revoked by the Borrowers if such condition is not satisfied or such event does not occur.  The Administrative Agent will promptly notify the Lenders of any such notice of termination or reduction of the Aggregate Commitments.  Any reduction of the Aggregate Commitments shall be applied to the Commitment of each Lender according to its Applicable Percentage.  All interest and fees accrued until the effective date of any termination of the Aggregate Commitments shall be paid on the effective date of such termination.  Each reduction of the Aggregate Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

2.05                        Repayment of Loans.  The Borrowers shall repay to the Lenders on the Maturity Date the aggregate principal amount of Committed Loans outstanding on such date.  The Borrowers shall repay to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of (i) the Maturity Date and (ii) the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that on each date that a Borrowing is made, the Borrowers shall repay all Swingline Loans made to it then outstanding.

2.06                        Interest.

(a)                                 Subject to the provisions of subsection (b) below, (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate plus (in the case of a Eurocurrency Rate Loan of any Lender which is loaned from a Lending Office in the United Kingdom or a Participating Member State) the Mandatory Cost; and (ii) each ABR Loan (including each Swingline Loan) shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the ABR plus the Applicable Rate.

(b)                                 If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(i)                                     If any amount (other than principal of any Loan) payable by the Borrowers under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required

Lenders, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)                                  While any Event of Default exists, the Borrowers shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iii)                               Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)                                  Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein.  Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.07                        Fees.

(a)                                 Commitment Fee.  The Borrowers shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, a commitment fee in Dollars (the “Commitment Fee”) equal to the Applicable Rate for Commitment Fees times the actual daily amount by which the Aggregate Commitments exceed the Total Outstandings, provided, that in calculating the Total Outstandings for this purpose, the aggregate principal amount of Swingline Loans then outstanding shall be deemed to be zero.  The Commitment Fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Closing Date, and ending on the last day of the Availability Period.  The Commitment Fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b)                                 Letter of Credit Fees.  The Borrowers agree to pay (i) to the Administrative Agent, for the account of each Lender, a participation fee in Dollars with respect to such Lender’s participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurocurrency Rate Loans on the Dollar Equivalent of the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date on which (x) such Lender’s Commitment terminates and (y) the date on which such Lender ceases to have any LC Exposure, and (ii) to each Issuing Bank, in Dollars, a fronting fee, which shall accrue at the rate or rates per annum separately agreed upon between the Borrowers and such Issuing Bank on the average daily Dollar Equivalent amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of (A) the date of termination of the Commitments and (B) the date on which there ceases to be any LC Exposure in respect of such Issuing Bank, as well as such Issuing

Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.  Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on such day (unless such day is not a Business Day, in which case such fees shall be payable on the immediately following Business Day), commencing on the first such date to occur after the Closing Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand.  Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand.  All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)                                  Other Fees.  The Borrowers agree to pay to the Administrative Agent, in Dollars, the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(i)                                     The Borrowers shall pay to the Lenders in Dollars such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(d)                                 Fees Generally.  All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to an Issuing Bank, in the case of fees payable to it) for distribution, in the case of Commitment Fees and participation fees, to the Lenders.  Fees paid shall not be refundable under any circumstances.

2.08                        Computation of Interest and Fees.

(a)                                 All computations of interest for ABR Loans when the ABR is determined by reference to the Prime Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed (including the first day but excluding the last day).  All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (including the first day but excluding the last day) (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year), or, in the case of interest in respect of Committed Loans denominated in Alternative Currencies as to which market practice differs from the foregoing, in accordance with such market practice.  Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is repaid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.10(a), bear interest for one day.  Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.  Any change in the interest rate on a Loan resulting from a change in the ABR shall become effective as of the opening of business on the day on which such change becomes effective.  The Administrative Agent shall promptly notify the Borrowers and the relevant Lenders of the effective date and the amount of each such change in interest rate.

2.09                        Evidence of Debt.  The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrowers and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect any of the obligations of the Borrowers hereunder to pay any amount owing by it with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.10                        Payments Generally; Administrative Agent’s Clawback.

(a)                                 General.  All payments to be made by the Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.  Except as otherwise expressly provided herein, and except with respect to principal of and interest on Loans denominated in an Alternative Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 2:00 p.m. Local Time on the date specified herein.  Except as otherwise expressly provided herein, all payments by the Borrowers hereunder with respect to principal and interest on Loans denominated in an Alternative Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in such Alternative Currency and in immediately available funds not later than the Applicable Time specified by the Administrative Agent on the date specified herein.  Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the United States.  Subject to Section 3.05, if for any reason any Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, such Borrower shall make such payment in Dollars in the Dollar Equivalent of the Alternative Currency payment amount.  Notwithstanding the foregoing, any payments to be made directly to each Issuing Bank or the Swingline Lender as expressly provided herein shall be made directly to the Persons entitled thereto.  The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein, including, in the case of prepayments of and interest on commitments, if the outstanding Committed Loans are not ratable in proportion to the Applicable Percentages, to each Lender ratably based on the amount owed to it) with respect to payments received in respect of the Commitments, of such payment in Dollars by wire transfer to such Lender’s Lending Office.  All payments received by the Administrative Agent after 2:00 p.m. Local Time (in the case of payments in Dollars) or after the Applicable Time specified by the Administrative Agent (in the case of payments in an Alternative Currency) shall be deemed received on the next Business Day and any applicable interest or fee shall continue to accrue.  If any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.  All payments hereunder of principal or interest in respect of any Loan or LC Disbursement shall, except as otherwise expressly provided herein, be made in the currency of such Loan or LC Disbursement, and all other payments hereunder and under each other Loan Document shall be made in Dollars.

(b)                                 Funding by Lenders; Presumption by Administrative Agent.  Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Rate Loans (or, in the case of any Borrowing of ABR Loans, prior to 2:00 p.m., Local Time on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of ABR Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the rate determined by the Administrative Agent in accordance with banking industry rules and conventions on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrowers, the interest rate applicable to ABR Loans.  If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by it for such period.  If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Committed Loan included in such Borrowing.  Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(c)                                  Payments by Borrowers; Presumptions by Administrative Agent.  Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due.  In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules and conventions on interbank compensation.  Any payment by any Lender pursuant to this clause (i) shall be without prejudice to any claim such Lender or the Administrative Agent may have against the Borrowers for having failed to make such payment to the Administrative Agent.

A notice of the Administrative Agent to any Lender or the Borrowers with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(d)                                 Failure to Satisfy Conditions Precedent.  If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrowers by the Administrative Agent because the conditions to the applicable Borrowings set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender within one Business Day, without interest.

(e)                                  Obligations of Lenders Several.  The obligations of the Lenders hereunder to make Committed Loans and to make payments pursuant to Section 10.04(c) are several and not joint.  The failure of any Lender to make any Committed Loan or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Committed Loan, to purchase its participation or to make its payment under Section 10.04(c).

(f)                                   Funding Source.  Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.11                        Sharing of Payments by Lenders.  If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Committed Loans made by it or participations in LC Disbursements or Swingline Loans resulting in such Lender receiving payment of a proportion of the aggregate amount of such Committed Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Committed Loans and participations in LC Disbursements and Swingline Loans, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Committed Loans and participations in LC Disbursements and Swingline Loans and other amounts owing them, provided that: (i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and (ii) the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Committed Loans or participations in LC Disbursements and Swingline Loans to any assignee or participant, other than to the Borrowers or any Subsidiary thereof (as to which the provisions of this Section shall apply).  The Borrowers consent to the foregoing and agree, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each of the Borrowers rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

2.12                        Joint and Several Obligations.  The Obligations of each Borrower hereunder shall be joint and several in nature.  Each Borrower has irrevocably appointed the Borrower Representative as its agent for all purposes relevant to this Agreement and each of the other Loan Documents pursuant to Section 10.17.  Any acknowledgment, consent, direction, certification or other action which might otherwise be valid or effective only if given or taken by all Borrowers, or by each Borrower acting singly, shall be valid and effective if given or taken only by the Borrower Representative, whether or not any such other Borrower joins therein.

2.13                        Increase in Commitments.

(a)                                 Request for Increase.  Provided there exists no Default, upon notice to and with the consent of the Administrative Agent (which, upon granting such consent, shall promptly notify the Lenders), the Borrowers may from time to time, request an increase in the Revolving Loan Commitments by an aggregate amount (for all such requests) not exceeding $50,000,000; provided that (i) any such request for an increase shall be in a minimum amount of $5,000,000, and (ii) the Borrowers may make a maximum of five such requests.  At the time of sending such notice, the Borrowers (in consultation with the Administrative Agent) shall specify the time period within which each Lender is requested to respond (which shall in no event be less than ten Business Days from the date of delivery of such notice to the Lenders).

(b)                                 Lender Elections to Increase.  Each Lender shall notify the Administrative Agent within such time period whether or not it agrees to increase its Commitment and, if so, whether by an amount equal to, greater than, or less than its Applicable Percentage of such requested increase.  Any Lender not responding within such time period shall be deemed to have declined to increase its Commitment.

(c)                                  Notification by Administrative Agent: Additional Lenders.  The Administrative Agent shall notify the Borrowers and each Lender of the Lenders’ responses to each request made hereunder.  To achieve the full amount of a requested increase and subject to the approval of the Administrative Agent (which approval shall not be unreasonably withheld), the Borrowers may also invite additional Eligible Assignees to become Lenders pursuant to a joinder agreement in form and substance satisfactory to the Administrative Agent and its counsel.

(d)                                 Increase Effective Date and Allocations.  If the Commitments are increased in accordance with this Section, the Administrative Agent and the Borrowers shall determine the effective date (the “Increase Effective Date”) and the final allocation of such increase among the Lenders.  The Administrative Agent shall promptly notify the Borrowers and the Lenders of the final allocation of such increase and the Increase Effective Date.

(e)                                  Conditions to Effectiveness of Increase.  As a condition precedent to such increase, the Borrowers shall deliver to the Administrative Agent a certificate dated as of the

Increase Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer (i) certifying and attaching the resolutions adopted by the Borrowers approving or consenting to such increase and (ii) certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in Article V and the other Loan Documents that are qualified by materiality shall be true and correct on and as of the Increase Effective Date, and such representations and warranties that are not qualified by materiality shall be true and correct in all material respects on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date (provided, that such materiality qualifier shall not be applicable to any representation or warranty that already is qualified or modified by materiality in the text thereof), and except that for purposes of this Section 2.13, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements delivered pursuant to clauses (a) and (b), respectively, of Section 6.01, and (B) no Default exists.  The Borrowers shall prepay any Committed Loans outstanding on the Increase Effective Date (and pay any additional amounts required pursuant to Section 3.05) to the extent necessary to keep the outstanding Committed Loans ratable with any revised Applicable Percentages arising from any nonratable increase in the Commitments under this Section.  In no event shall any of the terms applicable to the increased Commitments after the Increase Effective Date differ from the terms applicable to the Commitments existing prior to the Increase Effective Date.

(f)                                   Conflicting Provisions.  This Section shall supersede any provisions in Section 2.11 or 10.01 to the contrary.

2.14                        Swingline Loans.

(a)                                 Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans in Dollars to the Borrowers from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $5,000,000 or (ii) the sum of the Outstanding Amounts in respect of all Revolving Loan Commitments exceeding the aggregate amount of the Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Each Swingline Loan shall be in an amount that is a whole multiple of $100,000.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Swingline Loans.

(b)                                 To request a Swingline Loan, the Borrowers shall notify the Administrative Agent of such request by telephone (confirmed by telecopy), not later than 2:00 p.m., New York City time, on the day of a proposed Swingline Loan.  Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan.  The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrowers.  The Swingline Lender shall make each Swingline Loan available to the Borrowers by means of a credit to the general deposit account of the Borrowers, with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.15(e), by remittance to the applicable Issuing Bank) by 5:00 p.m., New York City time, on the requested date of such Swingline Loan.

(c)                                  The Swingline Lender may by written notice given to the Administrative Agent not later than 10:00 a.m., New York City time, on any Business Day require the Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding.  Such notice shall specify the aggregate amount of Swingline Loans in which Lenders will participate.  Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender’s Applicable Percentage of such Swingline Loan or Loans.  Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Applicable Percentage of such Swingline Loan or Loans.  Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.10 with respect to Loans made by such Lender (and Section 2.10 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders.  The Administrative Agent shall notify the Borrowers of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender.  Any amounts received by the Swingline Lender from the Borrowers (or other party on behalf of the Borrowers) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent, and any such amounts so received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that have made their payments pursuant to this paragraph and to the Swingline Lender, as applicable; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrowers for any reason.  The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrowers of any default in the payment thereof.

(d)                                 The Swingline Lender shall not be required to make any Swingline Loan after the Maturity Date as applicable to its Committed Loans, and any Swingline Loans outstanding on the Maturity Date of the Committed Loans of any Lender shall be prepaid on such date.

(e)                                  Replacement of the Swingline Lender.  The Swingline Lender may be replaced at any time by written agreement among the Borrowers, the Administrative Agent, the replaced Swingline Lender and the successor Swingline Lender or in accordance with Section 10.13.  The Administrative Agent shall notify the Lenders of any such replacement of the Swingline Lender.  At the time any such replacement shall become effective, the Borrowers shall repay all outstanding Swingline Loans in accordance with Section 2.05.  From and after the effective date of any such replacement, (i) the successor Swingline Lender shall have all the rights and obligations of the replaced Swingline Lender under this Agreement with respect to the Swingline

Loans to be made thereafter and (ii) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require.  After the replacement of the Swingline Lender hereunder, the replaced Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of the Swingline Lender under this Agreement with respect to Swingline Loans made by it prior to such replacement, but shall not be required to make any new Swingline Loans.

2.15                        Letters of Credit.

(a)                                 General.  Subject to the terms and conditions set forth herein, the Borrowers may request the issuance of Letters of Credit denominated in Dollars or in one more Alternative Currencies as the applicant thereof for the support of its or its Subsidiaries’ obligations, in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank, at any time and from time to time during the Availability Period.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrowers to, or entered into by the Borrowers with, the applicable Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)                                 The Issuing Bank shall not issue any Letter of Credit, if: (A) subject to subsection (c) hereof, the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Required Lenders have approved such expiry date; or (B) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Lenders have approved such expiry date.  In addition, the Issuing Bank shall not be under any obligation to issue any Letter of Credit if: (i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any Law applicable to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Bank in good faith deems material to it; (ii) the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank applicable to letters of credit generally; (iii) except as otherwise agreed by the Administrative Agent and the Issuing Bank, such Letter of Credit is in an initial stated amount less than $100,000; (iv) except as otherwise agreed by the Administrative Agent and the Issuing Bank, such Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency; (v) the Issuing Bank does not as of the issuance date of such requested Letter of Credit issue Letters of Credit in the requested currency; (vi) such Letter of Credit contains provisions for automatic reinstatement of the stated amount after any drawing thereunder; or (vii) a default of any Lender’s obligations to fund under Section 2.02(b) exists or any Lender is at such time a Defaulting Lender hereunder, unless the Issuing Bank has entered into satisfactory arrangements with the Borrowers or such Lender to eliminate the Issuing Bank’s risk with respect to such Lender.  The Issuing Bank shall not amend any

Letter of Credit if the Issuing Bank would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.  The Issuing Bank shall be under no obligation to amend any Letter of Credit if (x) the Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (y) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.  The Issuing Bank shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the Issuing Bank shall have all of the benefits and immunities (1) provided to the Administrative Agent in Article 9 with respect to any acts taken or omissions suffered by the Issuing Bank in connection with Letters of Credit issued by it or proposed to be issued by it and the documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article 9 included the Issuing Bank with respect to such acts or omissions, and (2) as additionally provided herein with respect to the Issuing Bank.

(c)                                  Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrowers shall hand deliver or telecopy (or transmit by electronic communication , if arrangements for doing so have been approved by the applicable Issuing Bank) to such Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension, but in any event no less than three Business Days) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (d) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit.  If requested by the applicable Issuing Bank, the Borrowers shall also submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the aggregate amount of the LC Exposure shall not exceed $10,000,000 and (ii) the aggregate amount of the sum of the Outstanding Amounts in respect of all Revolving Loan Commitments shall not exceed the aggregate amount of the Commitments.  The Issuing Bank shall notify the Administrative Agent within one Business Day of the issuance, amendment, renewal or extension of each Letter of Credit.

(d)                                 Expiration Date.  Each Letter of Credit shall expire (or be subject to termination by notice from the applicable Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date of the Committed Loans of such Issuing Bank.

(e)                                  Participations.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, in Dollars, the Dollar Equivalent of such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrowers on the date due as provided in paragraph (f) of this Section, or of any reimbursement payment required to be refunded to the Borrowers for any reason.  Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(f)                                   Reimbursement.  If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrowers shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon, Local Time, on the Business Day immediately following the day that the Borrowers receive such notice with respect to a Letter of Credit denominated in Dollars, and not later than the Applicable Time on such date with respect to a Letter of Credit denominated in an Alternative Currency; provided that the Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.02(b) or 2.14 that such payment be financed with a Borrowing of ABR Loans or a Swingline Loan in the amount of such LC Disbursement and, to the extent so financed, the Borrowers’ obligations to make such payment shall be discharged and replaced by the resulting Borrowing of ABR Loans or a Swingline Loan.  In the case of a Letter of Credit denominated in an Alternative Currency, the Borrowers shall reimburse the Issuing Bank in such Alternative Currency unless (i) the Issuing Bank shall have specified in such notice that it will require reimbursement in Dollars, or (ii) in the absence of any such requirement for reimbursement in Dollars, the Borrowers shall have notified the Issuing Bank promptly following receipt of the notice that the Borrowers will reimburse the Issuing Bank in Dollars.  In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in an Alternative Currency, the Issuing Bank shall notify the Borrowers of the Dollar Equivalent of the amount of the drawing promptly following determination thereof.  If the Borrowers fail to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Borrowers in respect thereof and such Lender’s Applicable Percentage thereof.  Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent in Dollars, the Dollar Equivalent of its Applicable Percentage of the payment then due from the Borrowers, in the same manner as provided in Section 2.02(b) with respect to Loans made by such Lender (and Section 2.10 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Lenders.  Promptly following receipt by the Administrative Agent of any payment from the Borrowers pursuant to this paragraph, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank, as applicable.  Any payment made by a Lender pursuant to this paragraph to reimburse an Issuing

Bank for any LC Disbursement (other than the funding of ABR Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers of their obligations to reimburse such LC Disbursement.

(g)                                  Obligations Absolute.  The Borrowers’ obligations to reimburse LC Disbursements as provided in paragraph (f) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, (iv) any adverse change in the relevant exchange rates or in the availability of the relevant Alternative Currency to the Borrowers or any Subsidiary or in the relevant currency markets generally, or (v) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrowers’ obligations hereunder.  Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank; provided that the foregoing shall not be construed to excuse an Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by the Borrowers that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(h)                                 Disbursement Procedures.  An Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  Such Issuing Bank shall promptly notify the Administrative Agent and the Borrowers by telephone (confirmed by telecopy) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrowers of their obligations to reimburse such Issuing Bank and the Lenders with respect to any such LC Disbursement.

(i)                                     Interim Interest.  If an Issuing Bank shall make any LC Disbursement, then, unless the Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrowers reimburse such LC Disbursement, at the rate per annum then applicable to ABR Loans; provided that if the Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (f) of this Section, then Section 2.06(b) shall apply.  Interest accrued pursuant to this paragraph shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (f) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.

(j)                                    Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time by written agreement among the Borrowers, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank or in accordance with Section 10.13.  The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank.  At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.07(b).  From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(k)                                 Cash Collateralization.  If any Event of Default shall occur and be continuing, on the Business Day that the Borrowers receive notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash or provide a “back-to-back” letter of credit or alternative collateral as the Administrative Agent may approve in its sole discretion in good faith, equal to the LC Exposure owing by it as of such date plus any accrued and unpaid interest thereon; provided that the obligation of the Borrowers to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrowers described in Section 8.01(f).  Such deposit shall be held by the Administrative Agent as collateral so long as any LC Exposure exists hereunder for the payment and performance of the obligations of the Borrowers under this Agreement.  The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Moneys in such account shall be applied by the Administrative Agent to reimburse the applicable Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other obligations of the Borrowers under this Agreement; provided, however, that if prior to the acceleration of the maturity of the Loans the LC Exposure shall cease to exist, moneys in such account shall be returned to the Borrowers as provided below.  If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers after the earlier of (a) all Events of Default having been cured or waived or (b) the LC Exposure ceasing to exist.

2.16                        Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)                                 fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender pursuant to Section 2.07(a);

(b)                                 the Commitment and Outstanding Amount of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.01); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender affected thereby;

(c)                                  with respect to any Lender becoming a Defaulting Lender, if any Swingline Exposure or LC Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i)                                     all or any part of the Swingline Exposure and LC Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent that (x) the sum of all non-Defaulting Lenders’ Outstanding Amounts under such Revolving Loan Commitments plus such Defaulting Lender’s Swingline Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders’ Revolving Loan Commitments and (y) the conditions set forth in Section 4.02 are satisfied at such time;

(ii)                                  if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent, (x) first, prepay such Swingline Exposure and (y) second, cash collateralize for the benefit of the Issuing Banks only the obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.15(k) for so long as such LC Exposure is outstanding;

(iii)                               if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.07(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv)                              if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.07(a) and Section 2.07(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

(v)                                 if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Issuing Bank or any other Lender hereunder, all letter of credit fees payable under Section 2.07(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to the applicable Issuing Bank until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d)                                 so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders that are Lenders and/or cash collateral will be provided by the Borrowers in accordance with Section 2.16(c), and participating interests in any newly made Swingline Loan or any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders that are Lenders in a manner consistent with Section 2.16(c)(i) (and such Defaulting Lender shall not participate therein).

In the event that the Administrative Agent and the Borrowers and, with respect to a Lender that is a Defaulting Lender, the Swingline Lender and the Issuing Banks each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and LC Exposure of the relevant Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Loan Commitment (if any) and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

2.17                        Judgment Currency.  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due from the Borrowers hereunder in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which the Administrative Agent could, in accordance with normal banking procedures applicable to arm’s length transactions, purchase the specified currency with such other currency at the Administrative Agent’s main New York City office on the Business Day immediately preceding that on which final, non-appealable judgment is given.  The obligations of the Borrowers in respect of any sum due to any Credit Party hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business

Day following receipt by such Credit Party of any sum adjudged to be so due in such other currency such Credit Party may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency.  If the amount of the specified currency so purchased is less than the sum originally due to such Credit Party in the specified currency, the Borrowers agree, to the fullest extent that they may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Credit Party against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Credit Party in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 2.11, such Credit Party agrees to remit such excess to the Borrowers.

ARTICLE III.
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01                        Taxes.

(a)                                 Payments Free of Taxes.  Any and all payments by or on account of any obligation of any Borrower or any other Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law.  If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)                                 UK Withholding Taxes.  A payment shall not be increased under paragraph (a) above by reason of any deduction or withholding for or on account of Tax imposed by the United Kingdom if on the date on which the payment falls due:

(i)                                     the payment could have been made to the relevant Lender without a deduction or withholding for or on account of Tax if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(ii)                                  the relevant Lender is a Treaty Lender and the Loan Party making the payment is able to demonstrate that the payment could have been made to the Lender without a deduction or withholding for or on account of Tax had that Lender complied with its obligations under paragraph (f) below.

(c)                                  Payment of Other Taxes by the Borrowers.  Without limiting the provisions of subsection (a) above, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(d)                                 Indemnification by the Borrowers.  The Borrowers shall indemnify the Administrative Agent and each Lender, upon demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, that the Borrowers shall not be obligated to make a payment pursuant to this Section 3.01 in respect of penalties and interest attributable to or included in any Indemnified Taxes (and, for the avoidance of doubt, reasonable expenses arising therefrom or with respect thereto), if such penalties, interest or expenses are attributable to the gross negligence or willful misconduct of the Administrative Agent or any Lender.  A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.  The Borrowers shall have the rights specified in Section 10.13 in respect of any Lender for whose account the Borrowers make any payment under this Section 3.01.

(e)                                  Evidence of Payments.  As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrowers to a Governmental Authority, the Borrowers shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent; provided that nothing in this Section 3.01(e) shall require the Borrowers to make available its tax returns.

(f)                                   Status of Lenders.  Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(f)(i)(A), (B) and (D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.  Without limiting the generality of the foregoing, in the event that any Borrower is:

(i)                                     a U.S. Person:

(A)                               any Lender that is a U.S. Person shall deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B)                               any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), whichever of the following is applicable:

(1)                                 in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)                                 executed originals of IRS Form W-8ECI;

(3)                                 in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit M-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of any Borrower (or, in the case where a Borrower is disregarded as an entity separate from its owner within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii), such Borrower’s owner for U.S. tax purposes) within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4)                                 to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by

IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-3 or Exhibit M-4, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-2 on behalf of each such direct and indirect partner;

(C)                               any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)                               if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrowers or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrowers or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (iv), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(ii)                                  a United Kingdom tax resident Person:

(A)                               subject to paragraph (B) below, a Treaty Lender and each Loan Party which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Loan Party to obtain authorisation to make that payment without a withholding or deduction in respect of Tax;

(B)                               nothing in paragraph (A) above shall require a Treaty Lender to:

(1)                                 register under the HMRC DT Treaty Passport scheme;

(2)                                 apply the HMRC DT Treaty Passport scheme to any Loan if it has so registered; or

(3)                                 file Treaty forms if it has included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with paragraph (C) below or paragraph (F) and the Loan Party making that payment has not complied with its obligations under paragraph (D) below or paragraph (G);

(C)                               a Treaty Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of the Agent and without liability to any Loan Party) by including its scheme reference number and its jurisdiction of tax residence opposite its name in Schedule 2.01;

(D)                               Where a Lender includes the indication described in paragraph (C) above in Schedule 2.01:

(1)                                 each Borrower who becomes a Borrower at the date of this Agreement shall, to the extent that that Lender is a Lender under a Facility made available to that Borrower, file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of the date of this Agreement and shall promptly provide the Lender with a copy of that filing; and

(2)                                 each additional Borrower who is not a Borrower at the date of this Agreement but who subsequently becomes a Borrower shall, to the extent that that Lender is a Lender under a Facility made available to that additional Borrower, file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of becoming a Borrower and shall promptly provide the Lender with a copy of that filing;

(E)                                if a Lender has not included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this

Agreement in accordance with paragraph (C) above or paragraph (F), no Loan Party shall file any form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s Commitment(s) or its participation in any Loan;

(F)                                 a new Lender who is not a Lender on the date this Agreement is entered into but subsequently becomes a Lender is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall provide to all relevant Loan Parties a written indication to that effect including its scheme reference number and its jurisdiction of tax residence;

(G)                               where a new Lender includes the indication described in paragraph (F) above:

(1)                                 each Borrower which is a Party as a Borrower as at the date the new Lender becomes a Lender shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of that date and shall promptly provide the Lender with a copy of that filing; and

(2)                                 each additional Borrower which becomes a Borrower after the date when the new Lender becomes a Lender shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of becoming a Borrower and shall promptly provide the Lender with a copy of that filing.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrowers and the Administrative Agent in writing of its legal inability to do so.

(g)                                  Treatment of Certain Refunds.  If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section (including by the payment of additional amounts pursuant to this Section), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this paragraph, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid.  This Section shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)                                 Indemnification by Lenders.  Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Loan Parties have not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate stating the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive evidence of the amount so paid or payable absent manifest error.  Each Lender hereby authorizes the Administrative agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative agent under this paragraph (e).  For purposes of this Section 3.01, the term “Lender” includes any Issuing Bank.  Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

3.02                        Illegality.  If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans (whether denominated in Dollars or an Alternative Currency), or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Borrowers through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Rate Loans in the affected currency or currencies, or in the case of Eurocurrency Rate Loans denominated in Dollars, to convert ABR Loans to Eurocurrency Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrowers that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Loans are denominated in Dollars, convert all affected Eurocurrency Rate Loans of such Lender to it to ABR Loans, either on the last day of the Interest Period, therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans.  Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.  The Borrowers shall have the rights in respect of any such Lender specified in Section 10.13.

3.03                        Inability to Determine Rates.  If the Required Lenders reasonably determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof that (a) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurocurrency Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or an Alternative Currency) or (c) the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrowers and each Lender.  Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in the affected currency or currencies shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice.  Upon receipt of such notice, the Borrowers may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies or, failing that, the Borrowers will be deemed to have converted such request into a request for a Borrowing of ABR Loans in the amount specified therein.

3.04                        Increased Costs; Reserves on Eurocurrency Rate Loans.

(a)                                 Increased Costs Generally.  If any Change in Law shall: (a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or the Issuing Bank (except any such reserve requirement reflected in the Eurocurrency Rate);  (b) impose on any Lender or the Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Eurocurrency Loans made by such Lender or any Letter of Credit or participation therein; or (c) subject any Recipient to any Taxes (other than Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of or any change in the rate of, any Excluded Tax payable by such Lender) on its loans, loan principal, letters of credit, commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; and the result of any of the foregoing shall be to increase the cost to such Lender or other Recipient of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), to increase the cost to such Lender, the Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or issue any Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender, the Issuing Bank or such other Recipient hereunder (whether of principal, interest or otherwise), then, from time to time upon request of such Lender, the Issuing Bank or such other Recipient, the Borrowers will pay to such Lender, the Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the Issuing Bank or such other Recipient, as the case may be, for such additional costs or expenses incurred or reduction suffered.

(b)                                 Capital Requirements. If any Lender or the Issuing Bank determines in good faith that any Change in Law regarding capital or liquidity requirements has had or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of or the Loans made by, or participations in Letters of Credit or

Swingline Loans held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then, from time to time upon request of such Lender or the Issuing Bank, the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

(c)                                  Certificates for Reimbursement.  A certificate of a Lender setting forth in reasonable detail the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrowers shall be conclusive absent manifest error.  The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)                                 Delay in Requests.  Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or expenses incurred or reductions suffered more than 180 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrowers of the Change in Law giving rise to such increased costs or expenses or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or expenses or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof

(e)                                  Reserves on Eurocurrency Rate Loans.  The Borrowers shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Eurocurrency Rate Loan made to it equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan; provided the Borrowers shall have received at least ten days’ prior notice (with a copy to the Administrative Agent) of such additional costs from such Lender.  If a Lender fails to give notice ten days prior to the relevant Interest Payment Date, such additional costs shall be due and payable ten days after receipt of such notice.

3.05                        Compensation for Losses.  Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of: (a) any continuation, conversion, payment or prepayment of any Loan made to it other than an ABR Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); (b) any failure by it (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than an ABR Loan on the date or in the amount notified by it; (c) any failure by any

Borrower to make payment of any Loan or drawing under any Letter of Credit (or interest due thereon) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency; or (d) any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by it pursuant to Section 10.13; including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained.  The Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.  For purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurocurrency market for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

3.06                        Mitigation Obligations; Replacement of Lenders.

(a)                                 Designation of a Different Lending Office.  If any Lender requests compensation under Section 3.04, or the Borrowers are required to pay (or will be required to pay) any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04 as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)                                 Replacement of Lenders.  If any Lender requests compensation under Section 3.04, or if the Borrowers are required to pay Indemnified Taxes or any additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 3.06(a), or if any Lender is a Defaulting Lender or does not consent to a waiver or amendment requiring consent of all Lenders affected thereby (where the Required Lenders have consented to such waiver or amendment), then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in , and consents required by, Section 10.06) all of its interests, rights (other than existing rights to payment pursuant to Section 3.01 or Section 3.04) and obligations under this Agreement and the other Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:  (i) the Borrowers shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 10.06, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other

Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts); (iii) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; (iv) such assignment does not conflict with applicable law; and (v) in the case of any assignment resulting from a Lender not consenting to an amendment or waiver, the applicable assignee shall have consented to the applicable amendment, waiver or consent.  A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

3.07                        Survival.  All of the Borrowers’ obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

3.08                        Issuing Banks.  Each Issuing Bank shall be deemed to be a Lender for purposes of this Article III.

ARTICLE IV.
CONDITIONS PRECEDENT

4.01                        Conditions of Closing.  The obligation of each Lender to make its initial Loan and of each Issuing Bank to issue any initial Letters of Credit hereunder on the Closing Date shall be subject to each of the following conditions being satisfied:

(a)                                 The Administrative Agent’s receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the Borrowers, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent and each of the Lenders:

(i)                                     executed counterparts of this Agreement, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrowers;

(ii)                                  a Note executed by the Borrowers in favor of each Lender requesting a Note;

(iii)                               the other Loan Documents, including the Guarantee and Collateral Agreement, the UK Loan Documents, the Irish Loan Documents, the BVI Loan Documents, the Cyprus Loan Documents, and the Greek Loan Documents;

(iv)                              such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of the Borrowers and the Guarantors as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents;

(v)                                 such documents and certifications as the Administrative Agent may reasonably require to evidence that the Borrowers and Guarantors are duly organized, and that the Borrowers and Guarantors are validly existing, in good standing and qualified to engage in business in their jurisdictions of formation;

(vi)                              a favorable written opinion of DLA Piper, as to matters of US law, of Reed Smith LLP as to matters of UK law, of Appleby, as to matters of Bailiwick of Jersey law and British Virgin Islands law, of Cocalis & Psarras, as to matters of Cyprus law and matters of Greek law, in each case addressed to the Administrative Agent and each Lender and dated as of the Closing Date, covering such matters relating to the Borrowers, the Guarantors, this Agreement, or other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require;

(vii)                           a certificate signed by a Responsible Officer of the Borrowers (on behalf of the Borrowers) certifying that the conditions specified in Sections 4.02(a) and (b) have been satisfied;

(b)                                 Financial Statements; Solvency.  The Administrative Agent and the Lenders shall have received copies of the financial statements referred to in Section 5.05, each in form and substance satisfactory to each of them, together with such other financial information reasonably requested by the Administrative Agent or any Lender and accompanied by a certificate in form and substance reasonably acceptable to the Administrative Agent and signed by a Responsible Officer of the Parent, certifying as to the solvency of the Loan Parties collectively.

(c)                                  Liability, Casualty, Property, Terrorism and Business Interruption Insurance.  The Administrative Agent shall have received copies of insurance policies, declaration pages, certificates, and endorsements of insurance or insurance binders evidencing liability, casualty, property, terrorism and business interruption insurance meeting the requirements set forth herein or in the other Loan Documents or as reasonably required by the Administrative Agent.

(d)                                 Personal Property Collateral.  The Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent:

(i)                                     a completed Perfection Certificate as to each Loan Party, dated the Effective Date and signed by a Responsible Officer of the Parent, together with all attachments contemplated thereby;

(ii)(A) searches of UCC (or equivalent) filings in the jurisdiction of incorporation or formation, as applicable, of each Loan Party and each jurisdiction where any Collateral is located or where a filing would need to be made in order to perfect the Administrative Agent’s security interest in the Collateral, copies of the financing statements on file in such jurisdictions and evidence that no Liens exist other than Permitted Liens and (B) tax lien, judgment and bankruptcy searches;

(iii)                               searches of ownership of IP Rights in the appropriate governmental offices and such patent/trademark/copyright filings as requested by the Administrative Agent in order to perfect the Administrative Agent’s security interest in the IP Rights;

(iv)                              completed UCC (or equivalent) financing statements for each appropriate jurisdiction as is necessary, in the Administrative Agent’s sole discretion, to perfect the Administrative Agent’s security interest in the Collateral;

(v)                                 stock or membership certificates, if any, evidencing pledged Equity Interests owned by the Loan Parties and undated stock or transfer powers duly executed in blank, in each case to the extent such pledged equity is certificated;

(vi)                              in the case of any personal property Collateral located at premises leased by a Loan Party, such estoppel letters, consents and waivers from the landlords of such real property to the extent required to be delivered by the Administrative Agent, in form and substance satisfactory to the Administrative Agent;

(vii)                           to the extent required to be delivered pursuant to the terms of the other Loan Documents, all instruments, documents and chattel paper in the possession of any of the Loan Parties, together with allonges or assignments as may be necessary or appropriate to perfect the Administrative Agent’s and the Lenders’ security interest in the Collateral;

(viii)                        control agreements satisfactory to the Administrative Agent, to the extent required to be delivered pursuant to the Guarantee and Collateral Agreement or the other Loan Documents; and

(ix)                              a copy of all notices required to be sent under the UK Loan Documents, the Irish Loan Documents, and the BVI Loan Documents.

(e)                                  Existing Indebtedness.  All of the existing Indebtedness for borrowed money of the Loan Parties and their Subsidiaries (other than Indebtedness permitted to exist pursuant to Section 7.02), including but not limited to the Black Sea Indebtedness, shall be repaid in full and all security interests related thereto shall be terminated on or prior to the Closing Date.

(f)                                   Consents.  The Administrative Agent shall have received evidence that all boards of directors, governmental, shareholder and material third party consents and approvals necessary in connection with the entering into of this Agreement have been obtained, including the consent issued to Velti plc pursuant to the Control of Borrowings (Jersey) Order 1958.

(g)                                  Fees and Expenses.  The Administrative Agent and the Lenders shall have received all fees and expenses, if any, owing pursuant to the Fee Letter and Section 2.07.

(h)                                 Due Diligence.  The Lenders shall have completed a due diligence investigation of the Loan Parties in scope, and with results, satisfactory to the Lenders.

(i)                                     Additional Documents.  The Administrative Agent shall have received such other assurances, certificates, documents, consents or opinions as the Administrative Agent or the Required Lenders reasonably may require.

Without limiting the generality of the provisions of Section 10.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender and Issuing Bank that has signed this Agreement (and each such Lender’s or Issuing Bank’s Affiliates, successors and/or assigns) shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender and Issuing Bank unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

4.02                        Conditions to all Borrowings.  The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of any Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions precedent:

(a)                                 The representations and warranties of the Borrowers contained in Article V or any other Loan Document that are qualified by materiality shall be true and correct on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, and the representations and warranties that are not qualified by materiality shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date (provided, that such materiality qualifier shall not be applicable to any representation or warranty that already is qualified or modified by materiality in the text thereof), and except that for purposes of this Section 4.02, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements delivered pursuant to clauses (a) and (b), respectively, of Section 6.01.

(b)                                 No Default shall exist, or would result from such proposed Borrowing or from the application of the proceeds thereof.

(c)                                  The Administrative Agent shall have received a Committed Loan Notice in accordance with the requirements hereof.

(d)                                 In the case of a Borrowing or issuance of a Letter of Credit to be denominated in an Alternative Currency, there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which in the reasonable opinion of the Administrative Agent, the Required Lenders (in the case of any Loans to be denominated in an Alternative Currency) or the Issuing Bank (in the case of any Letter of Credit to be denominated in an Alternative Currency) would make it impracticable for such Loan or Letter of Credit to be denominated in the relevant Alternative Currency.

Each Committed Loan Notice in respect of a Borrowing submitted by the Borrowers and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and have been satisfied on and as of the date of the applicable Borrowing or issuance, amendment, renewal or extension of such Letter of Credit.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES

Each of the Borrowers represents and warrants to the Administrative Agent and the Lenders that:

5.01                        Existence, Qualification and Power.  Each of the Loan Parties (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) is duly qualified and licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business so requires, except to the extent failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.02                        Authorization; No Contravention.  The execution, delivery and performance by each of the Loan Parties of each Loan Document to which such Person is party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not contravene (a) the terms of any of the Loan Parties’ Organizational Documents or (b) any material applicable Law or any material contractual restriction binding on or affecting it.

5.03                        Governmental Authorization; Other Consents.  No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrowers of this Agreement or any other Loan Document or any other Loan Party of any Loan Document to which it is a party, other than (a) any reports required to be filed by the Parent with the SEC pursuant to the Exchange Act, (b) such other approvals, consents, authorizations or actions, notices or filings that have already been duly obtained, taken, given or made and are in full force and effect, and (c) filings, notices, consents and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties.

5.04                        Binding Effect.  This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by the Borrowers and each other Loan Party that is party to such Loan Documents. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of the Borrowers and each other Loan Party party thereto, enforceable against the Borrowers and each such Loan Party in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, arrangement, moratorium and other similar laws affecting creditors’ rights generally and to the application of general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

5.05                        Financial Statements; No Material Adverse Effect.

(a)                                 The Audited Financial Statements (i) were prepared in accordance with GAAP or IFRS, as applicable, consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the Parent and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP or IFRS, as applicable, consistently applied throughout the period covered thereby, except as otherwise expressly noted therein and (iii) show all material indebtedness and liabilities, direct or contingent, of the Parent and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b)                                 The unaudited consolidated balance sheet of the Parent and its Subsidiaries dated March 31, 2012, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for the fiscal quarter ended on that date (i) were prepared in accordance with GAAP or IFRS, as applicable, consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present in all material respects the financial condition of the Borrowers and their Subsidiaries as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c)                                  Since December 31, 2011, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

5.06                        Litigation.  Except as disclosed on Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrowers, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or relate to this Agreement or any other Loan Document, or any of the transactions contemplated hereby, or (b) either individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

5.07                        No Default.  Neither any Loan Party nor any Subsidiary thereof is in default under or with respect to, or is a party to, any contractual obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08                        Ownership of Property.  Each of the Loan Parties and each of their Subsidiaries has good title to, or valid leasehold interests in, all its property (other than IP Rights, which are covered by Section 5.15) material to its business, free and clear of all Liens except for Permitted Liens and minor irregularities or deficiencies in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The tangible property of each of the Loan Parties and their Subsidiaries is in good operating order, condition and repair (ordinary wear and tear excepted).  Neither the Borrowers nor any other Loan Party has received any notice of, nor has any knowledge of, the occurrence or pendency or contemplation of any Casualty Event affecting all or any material portion of its property.  Each Loan Party owns or has rights to use all of the Collateral (other than IP Rights, which are covered by Section 5.15) and all rights with respect to any of the foregoing used in, necessary for or material to such Loan Party’s business as currently conducted. To such Loan Party’s knowledge, the use by such Loan Party of such Collateral and all such rights with respect to the foregoing does not infringe on the rights of any person other than such infringement that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No claim has been made in writing and remains outstanding that such Loan Party’s use of any Collateral (other than IP Rights which are covered by Section 5.15) does or may violate the rights of any third party that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.09                        Taxes.  As of the Closing Date the Loan Parties and each of their Subsidiaries have paid all tax liabilities, assessments and governmental charges and levies that were due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP or IFRS, as applicable. There is no proposed tax assessment against any Loan Party or any Subsidiary thereof that would, if made, have a Material Adverse Effect, nor is there any tax sharing agreement applicable to the Borrowers or any of their Subsidiaries that could reasonably be expected to result in a Material Adverse Effect.

5.10                        Labor Matters.  Except as would not be reasonably likely to have a Material Adverse Effect, (a) there are no strikes or other labor disputes against any Loan Party or any Subsidiary thereof pending or, to the knowledge of the Borrowers, threatened, (b) hours worked by and payment made to employees of each Loan Party have not been in violation of the Fair Labor Standards Act or any other applicable Law dealing with such matters, and (c) all payments due from any Loan Party or Subsidiary thereof on account of employee health and welfare insurance have been paid or accrued as a liability on the books of such Person.

5.11                        ERISA Compliance.

(a)                                 Each Plan is in compliance with all material provisions of ERISA, the Code and other Federal or state Laws, except where noncompliance would not result in or could not reasonably be expected to result in a Material Adverse Effect.  The Borrowers and each of their ERISA Affiliates have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan which in any case could not result in or could not reasonably be expected to result in a Material Adverse Effect.

(b)                                 There are no pending or, to the knowledge of the Borrowers, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)                                  (i)  No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability in excess of the Threshold Amount; (iii) neither the Borrowers nor any of their ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither the Borrowers nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither the Borrowers nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA; provided that in each of the preceding instances, the individual event described has resulted or could reasonably be expected to result in a Material Adverse Effect.

5.12                        Margin Regulations; Investment Company Act.

(a)                                 None of the Borrowers is engaged, nor will any Borrower engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.

(b)                                 None of the Borrowers nor any other Loan Party is required to be registered as an “investment company” under the Investment Company Act of 1940.

5.13                        Compliance with Laws.  Each Loan Party and each Subsidiary thereof is in compliance with the requirements of all Laws applicable to it or to its properties, except where (a) such requirement of Law is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

5.14                        Disclosure.  No report, financial statement, certificate or other written information furnished by or on behalf of the Borrowers or any other Loan Party to the Administrative Agent or any Lender prior to the Closing Date in connection with the transactions contemplated hereby and the negotiation of this Agreement contains any material misstatement of fact, and no such document, when considered collectively with all other such documents, omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected financial information, the Borrowers represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that projections as to future events are not to be viewed as facts or guaranties of future performance, that actual results may differ from the projected results and that such differences may be material, and that no assurances are being given that such projections will in fact be realized).  There is no fact known to the Borrowers or any Loan Party that would be reasonably likely to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents or in the documents or certificates furnished to the Administrative Agent and the Lenders in connection with the transactions contemplated hereby.

5.15                        Intellectual Property; Licenses, Etc.  Each of the Loan Parties and their Subsidiaries own, or possess the right to use (through express agreement or implied right), all of the material trademarks, service marks, trade names, copyrights, patents, patent rights, licenses and other intellectual property rights (collectively, “IP Rights”) that are required for the operation of their respective businesses, in each case without conflict with the registered, valid and enforceable IP Rights (collectively, “Registered IP Rights”) of any other Person that could reasonably be expected to have a Material Adverse Effect.  To the knowledge of the Borrowers, no slogan, trademark, service mark, trade name, product, method, or practice now employed, or now contemplated to be employed by the Loan Parties or any of their Subsidiaries infringes upon any Registered IP Rights held by any other Person, except as specifically disclosed on Schedule 5.15 that could reasonably be expected to have a Material Adverse Effect.  No written claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrowers, threatened in writing, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.16                        Environmental Matters.  Each of the Loan Parties and their Subsidiaries have complied with all applicable Environmental Laws, except to the extent that failure to so comply would not be reasonably likely to have a Material Adverse Effect.  The Loan Parties’ facilities do not contain any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants regulated under any Environmental Law, in violation of any such law or any rules or regulations promulgated pursuant thereto.  The Borrowers are aware of no events, conditions or circumstances involving environmental pollution or contamination or employee health or safety, in each case applicable to any Loan Party or any Subsidiary thereof, that would be reasonably likely to have a Material Adverse Effect.

5.17                        Solvency.  At the time each Borrowing (or issuance, amendment, renewal or extension of a Letter of Credit) is made, each Borrower receiving the proceeds (or benefit, in the case of a Letter of Credit) thereof is Solvent.  The Loan Parties collectively are Solvent.  “Solvent” means, with respect to each Loan Party on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

5.18                        Subsidiaries; Equity Interests.  Set forth on Schedule 5.18, is the following information which is true and complete in all material respects as of the Closing Date:  (i) a complete and accurate list of all Subsidiaries, joint ventures and partnerships and other equity investments of the Loan Parties as of the Closing Date, (ii) the names of the owners of all outstanding Equity Interests of each Subsidiary and the percentage of such Equity Interests held by each, (iii) the percentage of outstanding shares of each class of Equity Interests directly owned by the Loan Parties and their Subsidiaries and (iv) the class or nature of such Equity Interests (i.e. voting, non-voting, preferred, etc.).  The outstanding Equity Interests in all Subsidiaries of the Loan Parties are validly issued, fully paid and non-assessable and are owned free and clear of all Liens.  There are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to the Equity Interests of any Loan Party or any Subsidiary thereof, except as contemplated in connection with the Loan Documents.

5.19                        Security Documents.  The Guarantee and Collateral Agreement, the UK Loan Documents, the Irish Loan Documents, the BVI Loan Documents, the Cyprus Loan Documents and the Greek Loan Documents are effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, legal, valid and enforceable first priority Liens on, and security interests in, the Collateral of the Loan Parties party thereto.  Subject to the filing in appropriate form in the appropriate offices as may be required under applicable law and the making or the procuring of all appropriate financing statements and other filings, registrations, endorsements, notarizations, stampings and notifications of the Loan Documents or the Liens created thereunder in order perfect the security created by the Loan Documents, and upon the taking of possession or control by the Administrative Agent of the Collateral of the Loan Parties party thereto with respect to which a security interest may be perfected only by possession or control, the Liens created by the Loan Documents shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties party thereto in the Collateral of such Loan Parties, in each case subject to no Liens other than Permitted Liens.

5.20                        Insurance.  As of the Closing Date, all premiums in respect of insurance maintained by the Loan Parties have been paid. The insurance maintained by or on behalf of the Loan Parties and their Subsidiaries is in such amounts (with no greater risk retention) and against such risks as is (a) customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) adequate.

5.21                        Anti-Terrorism Laws.  No Loan Party and, to the knowledge of the Loan Parties, none of its Affiliates is in violation of any Requirement of Law relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the Patriot Act.  No Loan Party and, to the knowledge of the Responsible Officers of each Loan Party, no Affiliate or broker or other agent of such Loan Party acting or benefiting in any capacity in connection with the Loans and the Letters of Credit is any of the following: (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which any Lender or any Issuing Bank is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list. No Loan Party (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in paragraph (b) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

ARTICLE VI.
AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than inchoate indemnity obligations) hereunder shall remain unpaid or unsatisfied, any Letter of Credit remains outstanding or any LC Disbursement shall not have been reimbursed:

6.01                        Financial Statements.  The Borrowers shall deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a)                                 as soon as available, but in any event within 120 days after the end of each fiscal year of the Parent, a consolidated balance sheet of the Parent and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP or IFRS, as applicable; audited and accompanied by a report and opinion of a Registered Public Accounting Firm of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and applicable Securities Laws and shall not be subject to any “going concern” or like qualification or exception or any, qualification or exception as to the scope of such audit or with respect to the absence of any material misstatement.

(b)                                 as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrowers, a consolidated balance sheet of the Parent and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such fiscal quarter and for the portion of the Parent’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, certified by the chief executive officer, chief financial officer, treasurer, chief accounting officer or controller of the Parent as fairly presenting in all material respects the financial condition, results of operations, stockholders’ equity and cash flows of the Parent and its Subsidiaries in accordance with GAAP or IFRS, as applicable, subject only to normal year-end audit adjustments and the absence of footnotes.

6.02                        Certificates; Other Information.  The Borrowers shall deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a)                                 concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by the chief executive officer, chief accounting officer, chief financial officer, treasurer or controller of the Parent;

(b)                                 within 90 days after the end of each fiscal quarter, accounts receivable and accounts payable aging reports for each of the Loan Parties for such fiscal quarter, in form satisfactory to the Administrative Agent and Required Lenders;

(c)                                  within ten days after the same are sent, copies of all financial statements and reports that the Parent and/or any of the Borrowers sends to the holders of any class of its securities and, within ten days after the same are filed, copies of all reports that any such Person makes to or files with the SEC;

(d)                                 promptly after the receipt thereof by the Parent or the Borrowers, a copy of any “management letter” from its certified public accountants, and management’s responses thereto;

(e)                                  as soon as available, but in no event later than 90 days after the commencement of each fiscal year of the Parent, an annual business plan and budget of the Parent and its Subsidiaries on a consolidated basis, including forecasts prepared by management of the Parent, in form reasonably satisfactory to the Administrative Agent and the Required Lenders, of consolidated balance sheets and statements of income or operations and cash flows on a quarterly basis for the immediately following fiscal year; and

(f)                                   promptly, such additional information regarding the business, financial or corporate affairs of the Parent or any Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may from time to time reasonably request in connection with this Agreement.

Notwithstanding the foregoing, the information required to be delivered pursuant to Section 6.01(a) or (b) or 6.02(b) shall be deemed to have been delivered on the date on which such information has been posted on the Internet at www.sec.gov or such other website previously notified by the Borrowers to the Administrative Agent to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent).  Notwithstanding anything contained herein, in every instance the Borrowers shall be required to provide paper copies of the Compliance Certificates required by Section 6.02(a) to the Administrative Agent, if requested by the Administrative Agent.  The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Each Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arranger will make available to the Lenders and the Issuing Bank materials and/or information provided by or on behalf of such Borrower hereunder by posting such materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to any of the Borrowers or their respective Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities.  Each Borrower hereby agrees that (w) all of such Borrower’s materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word

“PUBLIC” shall appear prominently on the first page thereof; (x) by marking materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent, the Issuing Bank and the Lenders to treat such materials as not containing any material non-public information with respect to the Borrowers or their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Lead Arranger shall be entitled to treat any materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”  Notwithstanding the foregoing, no Borrower shall be under any obligation to mark any materials as “PUBLIC.”

6.03                        Notices.  Promptly after the Parent or any of the Borrowers obtains knowledge thereof, the Borrowers shall notify the Administrative Agent and each Lender:

(a)                                 of the occurrence of any Default;

(b)                                 of any matter, including litigation, that has resulted or could reasonably be expected to result in a Material Adverse Effect;

(c)                                  of the occurrence of a Casualty Event or other disposition resulting or expected to result in a loss or sale of assets equal to or greater than the Threshold Amount;

(d)                                 of the incurrence of any Lien (other than Permitted Liens) on or a claim against any material portion of the Collateral;

(e)                                  of any action or proceeding against, or assertion of any material noncompliance by, any Loan Party or any Subsidiary thereof with respect to any Environmental Law that could reasonably be expected to have a Material Adverse Effect;

(f)                                   of any notice or other material correspondence received from the SEC (or comparable agency in any applicable non-US jurisdiction), together with copies thereof; and

(g)                                  of the occurrence of any ERISA Event that has resulted in or could reasonably be expected to result in a Material Adverse Effect.

Each notice pursuant to this Section 6.03 shall be accompanied by a statement of a Responsible Officer of the Borrowers (on behalf of the Borrowers) setting forth details of the occurrence referred to therein and stating what action the Borrowers have taken and propose to take with respect thereto.  Each notice pursuant to Section 6.03(a) shall describe with reasonable detail any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04                        Payment of Taxes and Other Obligations.  The Borrowers shall, and shall cause each of the Loan Parties to, pay and discharge as the same shall become due and payable, (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets that are material to such Borrower or Loan Party, as the case may be, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP or IFRS, as applicable, are being maintained by Parent or such Loan Party, (b) all lawful claims which, if unpaid, would by law become a Lien on any material portion of its property, and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any agreement or instrument relating to such Indebtedness.

6.05                        Preservation of Existence, Etc.  The Borrowers shall, and shall cause each of their Subsidiaries to, (a) preserve, renew and maintain in full force and effect its legal existence, except in a transaction permitted by Section 7.05, and except that no Subsidiary that is not a Loan Party shall be required to preserve, renew and maintain its corporate existence, if Parent or such Subsidiary shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Parent and its Subsidiaries, taken as a whole, and that the loss thereof could not be reasonably expected to have a Material Adverse Effect; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) take all reasonable action to maintain the United States registrations (to the extent permitted under applicable law) of all of its registered and validly issued patents, trademarks, trade names and service marks, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution, or the transactions permitted under Section 7.02.

6.06                        Maintenance of Properties; Intellectual Property.  The Borrowers shall, and shall cause each of the Loan Parties to, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, and shall make all necessary repairs thereto and renewals and replacements thereof, and otherwise use the standard of care typical in the industry in the operation and maintenance of its facilities.  Parent shall, and shall cause each Loan Party to (i) preserve and maintain the subsistence and validity of the IP Rights material to its business, (ii) use commercially reasonable efforts to prevent any infringement in any material respect of such IP Rights, (iii) make registrations and pay all registration fees and taxes necessary to maintain such IP Rights in full force and effect and record its interest in such IP Rights, in each case to the extent necessary in the operation of its business or otherwise consistent with the Borrowers’ past practices, (iv) not knowingly or intentionally use or permit such IP Rights to be used in a way or take any step or omit to take any step in respect of such IP Rights that would materially and adversely affect the existence or value of such IP Rights to such Loan Party in its business as presently conducted and (v) not discontinue the use of such IP Rights, except as permitted under Section 7.06(a).

6.07                        Maintenance of Insurance.  The Borrowers shall, and shall cause each Loan Party to, (a) maintain with financially sound and reputable insurance companies insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar businesses, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons, and/or (b) retain risk through a self insurance mechanism or by agreement with an Affiliate or externally regulated vehicle for funding loss normally provided through insurance coverage carried by companies engaged in the same or similar businesses and owning similar properties.  Such insurance shall include (i) commercial general liability against claims for bodily injury, death or property damage covering any and all insurable claims, (ii) business interruption insurance and (iii) worker’s compensation insurance and such other insurance as may be required by any Law.  All such insurance shall (i) provide that no cancellation shall be effective until the applicable Loan Party has received prior written notice thereof (with at least 10 days prior written notice with respect to cancellation due to nonpayment of premiums) (ii) name the Administrative Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or loss payee (in the case of property insurance), as applicable, (iii) if reasonably requested by the Administrative Agent, include a breach of warranty clause and (iv) be reasonably satisfactory in all other respects to the Administrative Agent.  Parent shall, and shall cause each Loan Party to, promptly notify the Administrative Agent in writing upon receiving any written notice pursuant to clause (i) above.

6.08        Compliance with Laws.  The Borrowers shall, and shall cause each of the Loan Parties to, comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

6.09        Compliance with Environmental Laws.  The Borrowers shall, and shall cause each of the Loan Parties to, comply, and cause all sub-lessees to comply, in all material respects, with all applicable Environmental Laws; obtain and renew any environmental permits necessary for its operations and properties; and conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to remove and clean up all hazardous materials from any of its properties, in accordance with the requirements of all Environmental Laws applicable to it; provided, however, that none of the Loan Parties shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP or IFRS, as applicable.

6.10        Material Contracts.  The Borrowers shall, and shall cause each Loan Party to, perform and observe all the terms and provisions of each material contract to which it is a party to be performed or observed by it, maintain each of its material contract in full force and effect, enforce each such material contract in accordance with its terms, take all such action to such end as may be from time to time reasonably requested by the Administrative Agent and, upon request of the Administrative Agent, make to each other party to each such material contract such demands and requests for information and reports or for action as any Loan Party is entitled to make under such material contract, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do so, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

6.11        Inspection of Property; Books and Records.  The Borrowers shall, and shall cause each of their Subsidiaries to, (a) maintain proper books of record and accounts that permit the preparation of consolidated financial statements of the Borrowers materially in accordance with GAAP or IFRS, as applicable, (b) permit representatives of the Administrative Agent and any Lender to visit and inspect its properties and examine and make abstracts from any of its books and records at the expense of the Borrowers at any reasonable time during normal business hours as often as may reasonably be desired, upon reasonable advance notice to the Borrowers, and to discuss the business, operations, properties and financial and other condition of the Loan Parties with officers and employees of the Loan Parties and with their public accountants; provided, however, that when an Event of Default exists, the Administrative Agent or any Lender (or their respective representatives) may do any of the foregoing at the expense of the Borrowers at any time during normal business hours without advance notice.  If requested by the Administrative Agent in its sole discretion, each Loan Party shall permit the Administrative Agent and its representatives, upon reasonable advance notice to the Borrowers, to conduct audits of the Collateral at the expense of the Borrowers.  Unless a Default or Event of Default then exists and is continuing (in which case the Borrowers shall bear the costs of all such visits, inspections and audits), the Borrowers shall not be required to reimburse the Administrative Agent or Lenders for expenses in connection with more than two such site visits and two such Collateral audits in each calendar year.

6.12        Use of Proceeds.  The Borrowers shall use the proceeds of the Borrowings for working capital and other general corporate purposes not in contravention of any Law or of any Loan Document.

6.13        Additional Collateral; Additional Borrowers and Guarantors.

(a)           Subject to this Section 6.13, with respect to any property acquired after the Closing Date by any Loan Party that is intended to be subject to the Lien created by the Loan Documents (together with (i) all assets acquired by Parent and Velti Netherlands after the Closing Date other than any assets specifically excluded from the Lien created by any Loan Document as set forth in such Loan Document and any assets to the extent subject to the Tax Restriction, which shall be dealt with as set forth in the definition thereof, and (ii) all properties of each other Loan Party acquired after the Closing Date other than any assets specifically excluded from the Lien created by any Loan Document as set forth in such Loan Document and any assets to the extent subject to the Tax Restriction, which shall be dealt with as set forth in the definition thereof) but is not so subject, the Borrowers shall, or shall cause such Loan Party to, promptly (and in any event within 30 days after the acquisition thereof or such later time as permitted by the applicable Loan Document) (i) execute and deliver to the Administrative Agent such amendments or supplements to the relevant Loan Documents or such other documents as the Administrative Agent (acting reasonably) shall deem necessary or advisable to grant to the Administrative Agent, for its benefit and for the benefit of the other Secured Parties, a Lien on such property subject to no Liens other than Permitted Liens and (ii) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Loan Document in accordance with all applicable Laws, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent.  Each Loan Party shall otherwise take such actions and execute and/or deliver to the Administrative Agent such documents as the Administrative Agent shall reasonably request to confirm the validity, perfection and priority of the Lien of the Loan Documents on such after-acquired properties. Notwithstanding the foregoing, any required filings with the United States Patent and Trademark Office and United States Copyright Office shall be made within 60 days after the acquisition of the related property.

(b)           With respect to any Person (1) that is or becomes a Subsidiary after the Closing Date but (unless the Borrower elects to cause such Subsidiary to become a Guarantor) is not an Immaterial Subsidiary and is not subject to the Tax Restriction (Persons subject to the Tax Restriction instead having the requirements set forth in the definition thereof), or (2) who, at the election of the Borrowers and with the prior written consent of the Administrative Agent and each Lender (which consent may be withheld or further conditioned, in each Lender’s sole discretion), shall become a Borrower under this Agreement, the Borrowers shall, and shall cause each Loan Party to, in each case, promptly (and in any event, on and as of the date such Person becomes a Borrower, within 30 days after such Person becomes such a Subsidiary, or as of such later date as is acceptable to the Administrative Agent in its sole discretion) (i) grant to the Administrative Agent, for the benefit of the Secured Parties, a security interest in all of the Equity Interests of any such Subsidiary or Borrower owned by such Loan Party and all intercompany Indebtedness owing from such Subsidiary or Borrower to such Loan Party, in each case pursuant to a security agreement in form and substance reasonably satisfactory to the Administrative Agent, and deliver to the Administrative Agent the certificates (if any) representing all such Equity Interests (together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party) and all such intercompany notes representing such intercompany Indebtedness (together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party) and (ii) cause such Subsidiary or Borrower (A) to execute (I) a joinder agreement or such comparable documentation to become a Guarantor or Borrower and (II) a joinder agreement to the applicable Loan Document, substantially in the form annexed thereto, or a security agreement compatible with the laws of such Subsidiary’s jurisdiction in form and substance reasonably satisfactory to the Administrative Agent (and, for the avoidance of doubt, under which a Lien is granted to the Administrative Agent, for the benefit of the Secured Parties to secure the Secured Obligations, on all the property of such Subsidiary or Borrower, subject to no Liens other than Permitted Liens and no exclusions other than those provided for the other Loan Parties in the Loan Documents, or otherwise required by law or permitted hereunder) and (B) to take all actions necessary or advisable in the opinion of the Administrative Agent to cause the Lien created by the applicable Loan Document to be duly perfected to the extent required by such agreement in accordance with all applicable requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent. In addition to the foregoing, with respect to any Subsidiary that becomes a Guarantor or any Person who becomes a Borrower pursuant to this Section 6.13, the Borrowers shall deliver, or caused to be delivered, to the Administrative Agent documentation with respect to such Subsidiary or Borrower of the type described in Section 4.01(a).  The Borrowers shall, and shall cause each Loan Party to, provide the Administrative Agent with written notice (and the Administrative Agent shall subsequently notify the other Agents, the Issuing Banks and the Lenders) of its intention to cause a Subsidiary to become a Guarantor or to cause another Person to become a Borrower sufficiently in advance of such event to allow the Agents, the Issuing Banks and the Lenders to carry out any “know your customer” or other checks.

(c)           Notwithstanding anything to the contrary in this Section 6.13, (i) assets will be excluded from the Collateral in circumstances where the Administrative Agent reasonably determines that the cost of obtaining a security interest in such assets is excessive in relation to the value afforded thereby, or to the extent the granting of a security interest in such asset (or portion thereof) would be prohibited by enforceable (after giving effect to all applicable provisions of law, including relevant provisions of the UCC) anti-assignment provisions of any contract or by applicable law, or would expose the directors or officers of the Loan Party (or proposed Loan Party) to personal liability.

6.14        Security Interests; Further Assurances.  The Borrowers shall, and shall cause each Loan Party to, promptly, upon the reasonable request of the Administrative Agent or the Required Lenders, at the Borrowers’ expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Loan Documents or otherwise deemed by the Administrative Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except as permitted by the applicable Loan Document or this Agreement, or use reasonable commercial efforts to obtain any consents or waivers as may be necessary or appropriate in connection therewith, deliver or cause to be delivered to the Administrative Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent as the Administrative Agent shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Loan Documents. Upon the exercise by the Administrative Agent or the Required Lenders of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority, execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent or such Lenders may reasonably require.

6.15        Information Regarding Collateral.  The Loan Parties shall not effect any change (i) in any Loan Party’s legal name, (ii) in the location of any Loan Party’s chief executive office, (iii) in any Loan Party’s identity or organizational structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number or organizational identification number, if any, or (v) in any Loan Party’s jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction, but excluding any merger or reorganization with or into any other Loan Party), until (A) it shall have given the Administrative Agent not less than 10 days’ prior written notice (in the form of an Officers’ Certificate), or such lesser notice period agreed to by the Administrative Agent, of its intention so to do, clearly describing such change and providing such other information in connection therewith as the Administrative Agent may reasonably request and (B) it shall have taken all action reasonably satisfactory to the Administrative Agent to maintain the perfection and priority of the security interest of the Administrative Agent for the benefit of the Secured Parties in the Collateral, if applicable. Each Loan Party agrees to promptly provide the Administrative Agent with certified Organizational Documents reflecting any of the changes described in the preceding sentence.

6.16        Post-Closing Matters.  The Loan Parties shall, and shall cause each of their Subsidiaries to, satisfy each of the requirements set forth on Schedule 6.16(1), on or before the date specified for such requirement.

6.17        Velti Netherlands. No later than 30 days after the Closing Date, Velti Netherlands and Mobile Interactive Group Holdings Netherlands B.V. (a Netherlands limited liability company (besloten vennootschap met beperkte aansprakelijkeid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, address at Baarsjesweg 285, 1058 AE Amsterdam and which is registered with the Chamber of Commerce of Amsterdam under registration number 27186604) shall have complied with the post-closing requirements applicable to them as set forth on Schedule 6.16.  From and after December 31, 2012, (a) no Subsidiary of the Parent domiciled in Greece (including, but not limited to Velti Greece) shall originate any accounts receivable with a customer that is domiciled in a jurisdiction other than Greece, provided that the foregoing shall not prevent any Person domiciled in Greece (including but not limited to Velti Greece) from processing, servicing, or originating accounts receivable with customers domiciled in Greece, and (b) no less than 95% of accounts receivable (in existence at any one time), that have been originated by any Subsidiary of the Parent shall be processed or serviced by a Guarantor.

ARTICLE VII.
NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than inchoate indemnity obligations) hereunder shall remain unpaid or unsatisfied, any Letter of Credit remains outstanding or any LC Disbursement shall not have been reimbursed:

7.01        Liens.  The Borrowers shall not, and shall not permit any of their Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of their respective property, assets or revenues, whether now owned or hereafter acquired, other than the following (collectively, the “Permitted Liens”):

(a)           Liens pursuant to any Loan Document and any Secured Hedging Agreement;

(b)           Liens existing on the date hereof and listed on Schedule 7.01 hereto and any replacements, renewals or extensions thereof, provided that (i) the property covered thereby is not changed, (ii) the amount of the obligations secured or benefited thereby is not increased at the time of such replacement, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such replacement, renewal or extension, and (iii) the direct or any contingent obligor with respect thereto is not changed;

(1)                                 Schedule 6.16 will include a requirement that appropriate Netherlands guarantee and security documents, along with an opinion of Netherlands counsel, be delivered within 30 days after the Closing Date.

(c)           Liens for taxes, fees, assessments or other governmental charges, levies or claims not yet due or which are not delinquent beyond any period of grace or remain payable without penalty or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or IFRS, as applicable;

(d)           carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlord’s, supplier’s or other like Liens arising in the ordinary course of business;

(e)           pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f)            deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory or regulatory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)           easements, rights-of-way, restrictions and other similar encumbrances affecting real property which do not in any case materially detract from the value of the property subject  thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h)           Liens securing Indebtedness in respect of capital leases, finance leases, Synthetic Lease Obligations, purchase money obligations and other obligations, the proceeds of which are used to acquire or construct fixed or capital assets or improvements with respect thereto or any refinancings, refundings, renewals, amendments or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal, amendment or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing, refunding, renewal, amendment or extension, and provided further that such Liens do not at any time encumber any property other than the property financed by such Indebtedness;

(i)            Liens existing on any assets acquired in a Permitted Acquisition prior to the acquisition thereof by the Borrowers or existing on any property or asset of any Person that becomes a Subsidiary as a result of a Permitted Acquisition, provided that (i) such Lien is not created solely in contemplation of such acquisition or such Person becoming a Subsidiary, as the case may be; (ii) such Lien shall not apply to any other property or assets of any Loan Party or any other Subsidiary; and (iii) any such Lien does not by its terms secure any Indebtedness other than Indebtedness existing immediately prior to the time of such acquisition or such Person becoming a Subsidiary, as the case may be; and any replacements, renewals or extensions thereof, provided that (i) the property covered thereby is not changed, (ii) the amount of the obligations secured or benefited thereby is not increased at the time of such replacement, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such replacement, renewal or extension, and (iii) the direct or any contingent obligor with respect thereto is not changed;

(j)            Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(g);

(k)           Liens arising by virtue of any contractual, statutory or common law provision relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts, other funds maintained with a creditor depository institution, or investment or securities accounts; provided that (i) such account is not a dedicated cash collateral account and is not subject to restrictions against access by any of the Borrowers or the relevant Subsidiary in excess of those set forth by the regulations promulgated by the FRB, and (ii) such account is not intended by the Borrowers or any of their Subsidiaries to provide collateral to the depository institution with respect to otherwise unrelated obligations of any of the Borrowers or any such Subsidiary to such depository institution;

(l)            Liens arising from leases, licenses, subleases or sublicenses granted to others in the ordinary course of business which (i) would not reasonably be expected to have a Material Adverse Effect and (ii) do not secure any Indebtedness;

(m)          Liens arising in connection with the Velti Greece Factoring Program, provided that such Liens do not encumber any assets other than the receivables being financed, the property securing or otherwise relating to such receivables, and the proceeds thereof;

(n)           Liens solely on deposits, advances, contractual payments, including implementation allowances or escrows to or with landlords, customers or clients or in connection with insurance arrangements in the ordinary course of business;

(o)           Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(p)           Liens consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.05, in each case solely to the extent such Disposition would have been permitted on the date of the creation of such Lien; provided that such Liens encumber only the assets subject to such Disposition pending consummation thereof;

(q)           any Liens created pursuant to the general conditions of a bank operating in the Netherlands based on the general conditions drawn up by the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond); and

(r)            other Liens to secure Indebtedness or other obligations other than those described above in this Section 7.01, provided that the aggregate amount of the Indebtedness and other obligations secured by such Liens permitted by this subsection (q) shall not at any time exceed an amount equal to $5,000,000.

7.02        Indebtedness.  The Borrowers shall not, and shall not permit any of their Subsidiaries to, incur, create, assume or permit to exist, directly or indirectly, any Indebtedness, except (without duplication):

(a)           Indebtedness incurred under this Agreement and the other Loan Documents;

(b)           Indebtedness outstanding on the Closing Date and listed on Schedule 7.02, and any replacements, renewals or extensions thereof, provided that the amount of the obligations thereunder is not increased at the time of such replacement, renewal or extension except by an amount equal to a reasonable premium paid, and fees and expenses reasonably incurred, in connection with such replacement, renewal or extension;

(c)           Indebtedness in respect of purchase money obligations and capital lease obligations, and Attributable Indebtedness in connection with Sale Lease-Back Transactions, in an aggregate amount not to exceed $5,000,000 at any time outstanding;

(d)           Indebtedness in respect of bid bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of any Loan Party or Subsidiary entered into in the ordinary course of business, including guarantees or obligations of the Loan Parties and their Subsidiaries with respect to letters of credit supporting such bid bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances (in each case other than for an obligation for money borrowed);

(e)           Guarantees in respect of Indebtedness of any Loan Party otherwise permitted under this Section 7.02;

(f)            Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence, and Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(g)           customary indemnification and purchase price adjustment obligations incurred in connection with Asset Sales or other sales of assets;

(h)           Indebtedness assumed in connection with any Permitted Acquisition; provided that (i) such Indebtedness (A) was not incurred in contemplation of such Permitted Acquisition, (B) is secured only by the assets acquired in the applicable Permitted Acquisition (including any acquired Equity Interests) and (C) the only obligors with respect to any Indebtedness incurred pursuant to this clause (h) shall be those persons who were obligors of such Indebtedness prior to such Permitted Acquisition, and (ii) both immediately prior to and after giving effect thereto no Default shall exist or result therefrom;

(i)            Indebtedness under the Velti Greece Factoring Program permitted under Section 7.06(f);

(j)            Indebtedness arising under Swap Contracts, so long as (i) such obligations are entered into in the ordinary course of business for the purpose of directly mitigating risks associated with fluctuations in interest rates or foreign exchange rates and (ii) such Swap Contracts do not contain any provisions exonerating the non-defaulting party from its obligations to make payments on outstanding transactions to the defaulting party;

(k)           intercompany Indebtedness permitted under Section 7.03(e);

(l)            Indebtedness incurred by Subsidiaries that are not Loan Parties in an aggregate principal amount not to exceed $1,000,000 at any time outstanding;

(m)          Indebtedness arising under guaranteed minimum revenue contracts with customers of the Loan Parties and their Subsidiaries in an aggregate amount not to exceed $5,000,000 outstanding at any time;

(n)           any Indebtedness arising under a declaration of joint and several liability used for the purpose of section 2:403 of the Dutch CC (and any residual liability under such declaration arising pursuant to section 2:404(2) of the Dutch CC);

(o)           other unsecured Indebtedness in an aggregate principal amount not to exceed $2,000,000 outstanding at any time; and

(p)           other unsecured Indebtedness in an aggregate amount not to exceed $15,000,000 outstanding at any time; provided that such Indebtedness is at all times contractually subordinated to the Obligations on terms and conditions acceptable to the Administrative Agent.

To the extent that the creation, incurrence or assumption of any Indebtedness could be attributable to more than one subsection of this Section 7.02, the Borrowers may allocate such Indebtedness to any one or more of such subsections.

7.03        Investments, Loans and Advances.  The Borrowers shall not, and shall not permit their Subsidiaries to, directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to, any other person (all of the foregoing, collectively, “Investments”), except that the following shall be permitted:

(a)           Investments outstanding on the Closing Date and identified on Schedule 7.03;

(b)           the Loan Parties and each of their Subsidiaries may (i) acquire and hold accounts receivables owing to any of them if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms, (ii) invest in, acquire and hold cash and Cash Equivalents, (iii) endorse negotiable instruments held for collection in the ordinary course of business or (iv) make lease, utility and other similar deposits in the ordinary course of business;

(c)           obligations arising under Swap Contracts permitted under Section 7.02(j);

(d)           loans and advances to directors, employees and officers for bona fide business purposes such as reimbursement of travel expenses, in an aggregate amount not to exceed $500,000 at any time outstanding; provided that no loans in violation of Section 402 of the Sarbanes-Oxley Act shall be permitted hereunder;

(e)           Investments (i) by any Loan Party in any other Loan Party or (ii) by any Subsidiary that is not a Loan Party in any other Subsidiary that is not a Loan Party; provided that any Investment in the form of a loan or advance shall be evidenced by a promissory note and, in the case of a loan or advance by a Loan Party, pledged by such Loan Party as Collateral pursuant to the Loan Documents;

(f)            Investments in securities and promissory notes of trade creditors or customers in the ordinary course of business received upon a workout or foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(g)           Investments made by any Loan Party or Subsidiary as a result of non-cash consideration received in connection with an Asset Sale made in compliance with Section 7.06;

(h)           Investments constituting Permitted Acquisitions;

(i)            Investments under the Velti Greece Factoring Program permitted under Section 7.06(f);

(j)            Investments by any non-Loan Party to the extent such Investments were financed with internally generated cash flow of such non-Loan Party or any other non-Loan Party;

(k)           extensions of trade credit on industry standard terms in the ordinary course of business (including instruments evidencing the same and any instrument, security or other asset acquired through bona fide collection efforts with respect to the same);

(l)            Investments by any Loan Party in any Subsidiary that is not a Loan Party; provided that (i) the aggregate amount of Investments in connection with funding of operations (including the funding of large-scale campaigns) shall not exceed $7,500,000 at any time outstanding and (ii)  the aggregate amount of other Investments (in addition to the Investments permitted by the foregoing clause (i)) shall not exceed $7,500,000 at any time outstanding;

(m)          Investments by any Loan Party in a Subsidiary located in China in an amount not to exceed $8,000,000; provided that such Investments are made prior to December 31, 2013; and

(n)           other Investments in an aggregate amount not to exceed $1,000,000 at any time outstanding.

7.04        Sale Lease-Back Transactions.  The Borrowers shall not, nor shall they permit any Loan Party to, enter into any Sale Lease-Back Transaction unless (a) the sale of such property is permitted by Section 7.06 and (b) any Attributable Indebtedness in respect of such Sale Lease-Back Transaction is permitted by Section 7.02.

7.05        Fundamental Changes; Acquisitions.  The Borrowers shall not, and shall not permit any Loan Party to, wind up, liquidate or dissolve any of their affairs or enter into any transaction of merger, de-merger, amalgamation, consolidation or corporate reconstruction (or agree to do any of the foregoing at any future time), or Dispose of (whether in one transaction or a series of transactions) any material portion of its assets or any of its Subsidiaries’ assets, except that the following shall be permitted:

(a)           Asset Sales in compliance with Section 7.06;

(b)           Permitted Acquisitions;

(c)                                  any Subsidiary (other than a Loan Party) may merge, amalgamate or consolidate with or into (i) any Borrower or any Guarantor (as long as the Borrower or Guarantor is the surviving person in the case of any merger, amalgamation or consolidation involving a Borrower and a Guarantor); provided that the Lien on and security interest in such property granted or to be granted in favor of the Administrative Agent under the Loan Documents shall be maintained or created in accordance with the provisions of Sections 6.11 and 6.12, as applicable, or (ii) if such Subsidiary is not a Loan Party, any other Subsidiary that is not a Loan Party; and

(d)                                 any Subsidiary that is not a Loan Party may dissolve, liquidate or wind up its affairs at any time; provided that such dissolution, liquidation or winding up, as applicable, could not reasonably be expected to have a Material Adverse Effect.

7.06                        Asset Sales.  The Borrowers shall not, and shall not permit any Loan Party to, effect any Asset Sale, or agree to effect any Asset Sale, except that the following shall be permitted:

(a)                                 disposition of used, worn out, obsolete or surplus property in the ordinary course of business and the abandonment or other disposition of IP Rights that is, in the reasonable judgment of Parent, no longer economically practicable to maintain or material in the conduct of the business of Parent and its Subsidiaries, taken as a whole;

(b)                                 Asset Sales not involving any Equity Interests of Parent or any Subsidiary and as to which (i) the aggregate consideration received in respect thereof (x) is in an amount at least equal to the fair market value thereof and (y) consists of not less than 75% cash consideration, and (ii) no Default has occurred and is continuing or would result therefrom; provided that in no event shall the aggregate value of the assets disposed of in all such Asset Sales (i) from and after the Closing Date but prior to December 31, 2013 exceed $5,000,000 and (ii) from and after December 31, 2013 exceed $5,000,000;

(c)                                  leases or subleases of real or personal property in the ordinary course of business and in accordance with the applicable Loan Documents;

(d)                                 the disposition of property which constitutes a Casualty Event;

(e)                                  mergers and consolidations permitted under Section 7.05;

(f)                                   dispositions of accounts receivable under the Velti Greece Factoring Program, in an aggregate amount not to exceed $5,000,000 in each fiscal year;

(g)                                  Sale Lease-Back Transactions of property acquired after the Closing Date so long as the Attributable Indebtedness with respect to such Sale Lease-Back Transaction is permitted to be incurred pursuant to Section 7.02;

(h)                                 non-exclusive licenses of IP Rights;

(i)                                     Permitted Liens;

(j)                                    dispositions consisting of the sale, transfer, assignment or other disposition of accounts receivable in connection with the collection, compromise or settlement thereof in the ordinary course of business and not as part of a financing transaction; and

(k)                                 Asset Sales by any Loan Party to another Loan Party, and Asset Sales by any Subsidiary that is not a Loan Party to any other Subsidiary that is not a Loan Party.

7.07                        Dividends; Restricted Payments.  The Borrowers shall not, and shall not permit their Subsidiaries to, authorize, declare, make or pay, directly or indirectly, any Restricted Payments, except that the following shall be permitted so long as no Default or Event of Default has occurred and is continuing or would result therefrom:

(a)                                 dividends paid by any Subsidiary to any Loan Party, or by any Loan Party to another Loan Party, with respect to Equity Interests of such Subsidiary or Loan Party;

(b)                                 dividend payments and other distributions by Parent or any Subsidiary payable solely in the common Equity Interests of such Person;

(c)                                  non-cash repurchases or redemptions by Parent or any Subsidiary of the Equity Interests of such Person in exchange for Equity Interests or options for Equity Interests;

(d)                                 earn-out obligations in connection with Acquisitions in existence as of the date hereof and set forth on Schedule 7.07;

(e)                                  stock repurchases made on a pro rata basis with respect to such Loan Party’s outstanding shares in an aggregate amount not to exceed $5,000,000; and

(f)                                   other Restricted Payments in an aggregate amount during the term of this Agreement not to exceed $1,000,000.

7.08                        Transactions with Affiliates.  The Borrowers shall not, and shall not permit their Subsidiaries to, enter into, directly or indirectly, any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate of Parent or any of its Subsidiaries (other than (x) solely between or among Loan Parties or (y) between or among Subsidiaries that are not Loan Parties), other than on terms and conditions at least as favorable to Parent or such Subsidiary, as the case may be, as would reasonably be obtained by Parent or such Subsidiary, as the case may be, at that time in a comparable arm’s-length transaction with a person other than an Affiliate, except that (i) payment of dividends permitted under Section 7.07 may be made and (ii) expense reimbursements, salaries, and reasonable compensation for members of the board of directors in the ordinary course of business may be paid.

7.09                        Use of Proceeds.  The Borrowers shall not use the proceeds of any Borrowing, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose, in each case in violation of, or for a purpose which violates, or would be inconsistent with, Regulation T, U or X of the FRB.

7.10                        Financial Covenants.

(a)                                 The Borrowers shall not permit the Consolidated Fixed Charge Coverage Ratio, as determined as of the end of each fiscal quarter of the Parent, to be less than 1.50 to 1:00.

(b)                                 The Borrowers shall not permit the Consolidated Total Leverage Ratio, as determined at the end of each fiscal quarter of the Parent, to be greater than 2.50 to 1.00.

(c)                                  The Borrowers shall not permit the Consolidated Liquidity Ratio, as determined at the end of each fiscal quarter of the Parent, to be less than 1.25 to 1.00.

(d)                                 The Borrowers shall not permit Performance to Plan, with respect to both Consolidated Revenue and Consolidated Adjusted EBITDA, as determined at the end of each fiscal quarter of the Parent as set forth below, commencing with the fiscal quarter ending June 30, 2012, to be less than: (i) 70%, for the three months ending March 31 of each fiscal year; (ii) 75%, for the six months ending June 30 of each fiscal year; (iii) 80%, for the nine months ending September 30 of each fiscal year; and (iv) 85%, for the twelve months ending December 31 of each fiscal year.

(e)                                  The Borrowers shall not permit the Consolidated Asset Coverage Ratio, as determined at the end of each fiscal quarter of the Parent, to be less than 1.50 to 1.00.

7.11                        Capital Expenditures.  The Borrowers shall not, and shall not permit their Subsidiaries to, make or become legally obligated to make any Capital Expenditure, except for Capital Expenditures in the ordinary course of business not exceeding (a) for software development and purchases, $40,000,000 in fiscal year 2012 and $25,000,000 in each fiscal year thereafter and (b) for other Capital Expenditures, $17,000,000 in each fiscal year, in each case in the aggregate for the Parent and its Subsidiaries; provided, however, that so long as no Default has occurred and is continuing or would result from such expenditure, up to an aggregate of $10,000,000, if not expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next following fiscal year (excluding any carry forward available from any prior fiscal year); and provided, further, with respect to any fiscal year, Capital Expenditures made during any such fiscal year shall be deemed to be made first with respect to the applicable limitation for such year and then with respect to any carry forward amount to the extent applicable.

7.12                        Prepayments of Other Indebtedness; Modifications of Organizational Documents and Other Documents.  The Borrowers shall not, and shall not permit any of the Loan Parties to, (a) amend any of their Organizational Document in any respect adverse to the Lenders or Administrative Agent, (b) prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner (including by exercise of any right of setoff), or make any payment in violation of any subordination, standstill or collateral sharing terms of or governing any Indebtedness, except prepayment of the Obligations in accordance with the terms of this Agreement, or (c) amend, modify or change in any manner any term of condition of any Indebtedness (other than the Obligations under this Agreement) or, as to any other Indebtedness, if such amendment or modification would add or change any terms in a manner adverse to any Loan Party or any Subsidiary, or shorten the final maturity or average life to maturity or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto.

7.13                        Limitation on Burdensome Agreements.  The Borrowers shall not, and shall not permit their Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any agreement which prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, or which creates any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its capital stock or any other interest or participation in its profits owned by any Loan Party, or pay any Indebtedness owed to any Loan Party except to the extent such Indebtedness is expressly subordinated to the Obligations under this Agreement, (b) make loans or advances to any Loan Party or (c) transfer any of its properties to any Loan Party, except for such encumbrances or restrictions existing under or by reason of (i) applicable requirements of Law; (ii) this Agreement and the other Loan Documents; (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of a Subsidiary; (iv) customary provisions restricting assignment of any agreement entered into by a Subsidiary in the ordinary course of business; and (v) customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 7.06 pending the consummation of such sale.

7.14                        Conduct of Business.  The Borrowers shall not, and shall not permit their Subsidiaries to, engage (directly or indirectly) in any business other than those businesses in which the Parent and its Subsidiaries are engaged on the Closing Date or which, in the good faith judgment of Parent, are reasonably related or incidental thereto.

7.15                        Limitation on Accounting Changes; Fiscal Year.  The Borrowers shall not, and shall not permit their Subsidiaries to, except as permitted under Section 1.03(b), (a) make or permit any change in accounting policies or reporting practices, except changes that are required by GAAP or IFRS, or (b) change the determination of its fiscal year or fiscal year end.

ARTICLE VIII.
EVENTS OF DEFAULT AND REMEDIES

8.01                        Events of Default.  Any of the following shall constitute an Event of Default:

(a)                                 Non-Payment.  The Borrowers fail to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any reimbursement obligation in respect of any LC Disbursement, or (ii) within three Business Days after the same becomes due, any interest on any Loan, or any fee due hereunder, or any other amount payable hereunder or under any other Loan Document; or

(b)                                 Specific Covenants.  Any of the Borrowers fails to perform or observe any term, covenant or agreement contained in any of Section 6.01, 6.02, 6.03 or 6.05(a) or Article VII; or

(c)                                  Other Defaults.  Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days after the receipt by the Borrowers of notice from the Administrative Agent or any Lender thereof; or

(d)                                 Representations and Warranties.  Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith (i) if not qualified by materiality, shall be false or misleading in any material respect when made or deemed made, or (ii) if qualified by materiality, shall be false or misleading when made or deemed made; or

(e)                                  Cross-Default.  (i)  Any Loan Party or any Subsidiary thereof (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount (“Specified Indebtedness”), after giving effect to any applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or Guarantee, or (B) fails to observe or perform any other agreement or condition relating to any Specified Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, after giving effect to any applicable grace period, if any, specified in the agreement or instrument relating to such Specified Indebtedness, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Specified Indebtedness or the beneficiary or beneficiaries of any Specified Indebtedness constituting a Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Specified Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Specified Indebtedness to be made, prior to its stated maturity, or such Specified Indebtedness consisting of a Guarantee to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which any of the Borrowers or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) and the Swap Termination Value owed by such Borrower or such Subsidiary as a result thereof is greater than the Threshold Amount, or (B) any Termination Event (as so defined) under such Swap Contract as to which any of the Borrowers or any Subsidiary is an Affected Party (as so defined) and (x) the Swap Termination Value owed by the Borrowers or such Subsidiary as a result thereof is greater than the Threshold Amount, and (y) such Borrower or such Subsidiary shall fail to make payment thereof within the later to occur of five Business Days after the due date thereof and the expiration of any grace periods in such Swap Contract applicable to such payment obligation; or

(f)                                   Inability to Pay Debts; Insolvency Proceedings, Etc.  Any of the Borrowers or any Loan Party, or any Subsidiary that is not an Immaterial Subsidiary, becomes unable or admits in writing its inability or fails generally to pay its debts as they become due; or any of the Borrowers or any Loan Party, or such Subsidiary thereof, institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, viscount, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, viscount, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Borrower or such Loan Party, or such Subsidiary thereof, and the appointment continues undischarged or unstayed for 60 calendar days; any corporate action, legal proceedings or other procedure or step taken in relation to bankruptcy as defined by the Interpretation (Jersey) Law 1954, or any proceeding under any Debtor Relief Law relating to such Borrower or such Loan Party, or such Subsidiary thereof, or to all or any material part of its property is instituted without the consent of such Borrower or such Loan Party, or any Subsidiary thereof, and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g)                                  Judgments.  There is entered against any of the Borrowers or any Loan Party, or any Subsidiary thereof one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage) and (i) enforcement proceedings are commenced by any creditor upon such judgment or order, or (ii) there is a period of 30 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(h)                                 ERISA.  (i)  An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted in liability of any of the Borrowers under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) any of the Borrowers or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(i)                                     Invalidity of Loan Documents.  Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any of the Borrowers or any other Loan Party or Affiliate thereof contests in any manner the validity or enforceability of any Loan Document; or any of the Borrowers or any other Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(j)                                    Invalidity of Liens.  Any security interest or Lien purported to be created by any Loan Document with respect to any Collateral having a value, individually or in the aggregate, in excess of the Threshold Amount shall cease to be, or shall be asserted in writing by any Loan Party not to be, in full force and effect and providing a perfected first priority security interest in and Lien on such Collateral thereunder in favor of the Administrative Agent (subject only to Permitted Liens), all to the extent required pursuant to the terms of the Loan Documents; or

(k)                                 Change of Control.  There occurs any Change of Control; or

8.02                        Remedies Upon Event of Default.  If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)                                 declare the Commitment of each Lender to make Loans to be terminated, whereupon such Commitments and obligation shall be terminated;

(b)                                 declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers; or

(c)                                  exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents, including rights as a secured creditor;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrowers under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of the Administrative Agent or any Lender.

8.03                        Application of Funds.  Any amounts received by the Administrative Agent with respect to the Collateral, whether as proceeds in respect of any sale, collection or realization upon any part of the Collateral or otherwise, and, after the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable), any amounts received on account of the Obligations, shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses, and any costs, expenses, commissions and Taxes related to the sale, collection or realization of Collateral, and any other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest on the Loans and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loan, reimbursement obligations in respect of Letters of Credit (including to cash collateralize outstanding Letters of Credit), and Secured Obligations then owing under Secured Hedging Agreements and Secured Cash Management Agreements, ratably among the Lenders and the providers of such Secured Hedging Agreements and Secured Cash Management Agreements in their capacity as such, in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Secured Obligations have been indefeasibly paid in full, to the Borrowers or as otherwise required by Law.

In the event that the proceeds of a sale of Collateral are insufficient to pay the Secured Obligations in full, the Loan Parties shall remain liable, jointly and severally, for any deficiency.

Amounts used to cash collateralize the undrawn amounts of Letters of Credit shall be applied to satisfy drawings under such Letters of Credit as they occur.  If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above.

Notwithstanding the foregoing, Secured Obligations arising under Secured Hedging Agreements and Secured Cash Management Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as Administrative Agent may request, from the providers thereof, in their capacity as such.  Each provider of a Secured Hedging Agreement or Secured Cash Management Agreement that is not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX for itself and its Affiliates as if a “Lender” party hereto.

ARTICLE IX.
ADMINISTRATIVE AGENT

9.01                        Appointment and Authority.  Each of the Lenders and each Issuing Bank hereby irrevocably appoints HSBC to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and none of the Borrowers shall not have rights as a third-party beneficiary of any of such provisions.

Except as expressly provided in Section 9.02, each of the Secured Parties hereby irrevocably appoints HSBC (and any successor Administrative Agent appointed as provided herein) to act on its behalf as the security agent hereunder and under the other Loan Documents (and HSBC hereby accepts such appointment) and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Issuing Banks and the Lenders, and neither any of the Borrowers nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

9.02                        Trust and Security Agency.  Each Secured Party appoints the Administrative Agent to act as security trustee under and in connection with the Loan Documents in relation to any security interest which is expressed to be or is construed to be governed by the laws of the

British Virgin Islands, England, Jersey or the Netherlands, and the Administrative Agent accepts that appointment.  The Administrative Agent declares that it shall act as security trustee under and in connection with the Loan Documents and shall hold the Collateral on trust or, where applicable for the benefit of the Secured Parties on the terms contained in the Loan Documents and shall not be the agent, trustee, fiduciary of any Loan Party or any other person under or in connection with any Loan Document.  Subject to the next sentence, the foregoing shall not apply to any Loan Document which is expressed to be or is construed to be governed by any law other than the laws of the British Virgin Islands, England, Ireland, Jersey or the Netherlands, or any other law (other than United States law) from time to time designated by the Administrative Agent and a Loan Party or any Lien arising under any such Loan Document. Nothing in this Section shall affect or limit the applicability of the provisions of this Agreement with respect to any Loan Document which is expressed to be or is construed to be governed by any law other than the laws of the British Virgin Islands, England, Ireland, Jersey or the Netherlands, or any other law from time to time designated by the Administrative Agent and a Loan Party or any Lien arising under any such Loan Document.  Where the Administrative Agent holds Collateral in its own right securing its claims, the Administrative Agent shall hold such Collateral for the benefit of the Secured Parties.

9.03                        No Responsibility to Perfect.  The Administrative Agent shall not be liable for any failure to:

(a)                                 require the deposit with it of any deed or document certifying, representing or constituting the title of any Loan Party to any of the Collateral;

(b)                                 obtain any license, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Loan Documents or the Collateral;

(c)                                  register, file or record or otherwise protect any of the Collateral (or the priority of any of the Collateral) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Loan Documents or of the Collateral;

(d)                                 take, or to require any of the Loan Parties to take, any steps to perfect its title to any of the Collateral or to render the Collateral effective or to secure the creation of any ancillary security interest under the laws of any jurisdiction; or

(e)                                  require any further assurances in relation to any of the Loan Documents.

9.04                        Insurance.  The Administrative Agent shall not be under any obligation to insure any of the Collateral, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Loan Documents. The Administrative Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any insurance.  Where the Administrative Agent is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless an Agent shall have requested it to do so in writing and the Administrative Agent shall have failed to do so within fourteen days after receipt of that request.

9.05                        Custodians and Nominees.  The Administrative Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of the trust as the Administrative Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Administrative Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

9.06                        Rights as a Lender.  The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity.  Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any of the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.07                        Exculpatory Provisions.  The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents.  Without limiting the generality of the foregoing, the Administrative Agent: (a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and (c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any of the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.  The Administrative Agent shall not be liable for any action taken or not taken by either of them (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct.  The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrowers or a Lender.  The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.08        Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it either orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by either of them, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.09        Delegation of Duties.  The Administrative Agent may perform any and all of their respective duties and exercise their respective rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent.  The Administrative Agent and any such sub-agent may perform any and all of their respective duties and exercise their respective rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

9.10        Resignation of Administrative Agent.  The Administrative Agent may at any time give notice of its resignation to the Lenders, each Issuing Bank and the Borrowers.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrowers (not to be unreasonably withheld) unless an Event of Default shall have occurred and be continuing, to appoint a successor, which shall be a Lender with an office in the United States, or an Affiliate of any such Lender with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and each Issuing Bank, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents

(except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section.  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section).  The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.  After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

9.11        Non-Reliance on Administrative Agent and Other Lenders.  Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document.

9.12        No Other Duties, Etc.  Anything herein to the contrary notwithstanding, none of the Arrangers, Syndication Agents or Documentation Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.  Without limiting the foregoing, none of such Lenders shall have or be deemed to have a fiduciary relationship with any Lender.  The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender.

9.13        Collateral Matters.  The Lenders irrevocably agree that any Lien on any property granted to or held by any Agent under any Loan Document shall be automatically released (a) when all Obligations (which, for clarity, do not include (x) Secured Hedging Obligations not yet due and payable, (y) obligations under Secured Cash Management Agreements not yet due and payable and (z) contingent indemnification obligations not yet accrued and payable) have been paid in full, the Lenders have no further commitment to lend under this Agreement, the LC Exposure has been reduced to zero and the Issuing Banks have no further obligation to issue Letters of Credit under this Agreement (or the outstanding Letters of Credit shall have been cash collateralized in a manner satisfactory to the applicable Issuing

Banks, with the obligation of the  Lenders to purchase participations therein being terminated), (b) at the time the property subject to such Lien is transferred or to be transferred as part of or in connection with any transfer permitted hereunder or under any other Loan Document (and the Administrative Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry) to any person other than a Loan Party, (c) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (d) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty in connection with a transaction permitted under Section 7.06 and (e) in conjunction with the enforcement of the Administrative Agent’s remedies under and in accordance with the terms of the Loan Documents.

In each case as specified in this Section 9.13, the Administrative Agent will (and each Lender irrevocably authorizes each of the Administrative Agent to), at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the security interest granted under the Loan Documents, in each case in accordance with the terms of the Loan Documents and this Section 9.13.

9.14        Rights of Secured Parties.  No Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Secured Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the applicable Agent on behalf of the Secured Parties in accordance with the terms thereof. In the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Administrative Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition, and the Administrative Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Administrative Agent on behalf of the Secured Parties at such sale or other disposition. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations provided under the Loan Documents, to have agreed to the foregoing provisions.

In furtherance of the foregoing and not in limitation thereof, no Secured Hedging Agreement or Secured Cash Management Agreement will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under any Loan Document. By accepting the benefits of the Collateral, each Secured Party that is a party to any such Secured Hedging Agreement or Secured Cash Management Agreement shall be deemed to have appointed the Administrative Agent to serve as security agent under the Loan Documents and agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph.

ARTICLE X.
MISCELLANEOUS

10.01      Amendments, Etc.  No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrowers therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrowers, and acknowledged by the Administrative Agent, each Issuing Bank, and the Swingline Lender and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)           waive any condition set forth in Section 4.01(a), Section 4.02 or Section 4.03 without the written consent of each Lender;

(b)           extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(c)           postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) or any scheduled or mandatory reduction of the Aggregate Commitments hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d)           reduce the principal of, or the rate of interest specified herein on, any Loan or LC Disbursement, or any fees or other amounts payable hereunder or under any other Loan Document, or change the manner of computation of any financial ratio (including any change in any applicable defined term) used in determining the Applicable Rate that would result in a reduction of any interest rate on any Loan or LC Disbursement or any fee payable hereunder, without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrowers to pay interest at the Default Rate;

(e)           change Section 2.11 or Section 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(f)            change Section 2.14 without the consent of the Administrative Agent and the Swingline Lender;

(g)           change Section 2.15 without the consent of the Administrative Agent and each Issuing Bank;

(h)           change Section 2.16 without the consent of the Administrative Agent, each Issuing Bank and the Swingline Lender;

(i)            release all or substantially all of the guarantees (under the Guarantee and Collateral Agreement, any other Loan Document or otherwise) of the Obligations, or release all or substantially all of the Collateral; or

(j)            change any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder without the written consent of each Lender;

and, provided further, that no such amendment, waiver or consent shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Issuing Bank or the Swingline Lender under this Agreement without the prior written consent of the Administrative Agent, each Issuing Bank or the Swingline Lender, as the case may be, in addition to the Lenders required above.  Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, the Swingline Lender, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.  Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent under this Agreement, except that (x) the Commitment of such Lender may not be increased or extended without the consent of such Lender and (y) the principal amount of, or interest or fees payable on, Loans or LC Disbursements may not be reduced or excused or the scheduled date of payment may not be postponed as to such Defaulting Lender without such Defaulting Lender’s consent.

10.02      Notices; Effectiveness; Electronic Communication.

(a)           Notices Generally.  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows: (i) if to the Borrowers or the Administrative Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and (ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.  Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the Recipient, shall be deemed to have been given at the opening of business on the next business day for the Recipient).  Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)           Electronic Communications.  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.  The Administrative Agent and the Lenders may, in their discretion, agree to accept notices and other communications to them hereunder by electronic communications pursuant to procedures approved by them, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended Recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the Recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the Recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended Recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)           The Platform.  THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON- INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrowers, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrowers’ or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses result from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrowers, any Lender or  any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)           Change of Address, Etc.  Each of the Borrowers and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto.  Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrowers and the Administrative Agent.  In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.  Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower materials that are not made available through the “Public Side

Information” portion of the Platform and that may contain material non-public information with respect to the Parent and its securities for purposes of United States Federal or state securities laws.

(e)           Reliance by Administrative Agent and Lenders.  The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrowers even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof.  The Borrowers shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrowers, provided that such indemnity shall not be available as to any Indemnitee (as defined in Section 10.04(b)) to the extent that such losses, costs, expenses and liabilities result from the gross negligence or willful misconduct of such Indemnitee.  All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03      No Waiver; Cumulative Remedies.  No failure by any Lender, any Issuing Bank or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.04      Expenses; Indemnity; Damage Waiver.

(a)           Costs and Expenses.  Each of the Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and the Arrangers (including the reasonable and documented fees, charges and disbursements of one counsel for the Administrative Agent and the Arrangers), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), including in connection with the perfection and maintenance of security interests in the Collateral, (ii) all reasonable out-of-pocket expenses incurred by each Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, any Issuing Bank, any Arranger, any Syndication Agent, any Documentation Agent or any Lender (including the reasonable and documented fees, charges and disbursements of counsel for the Administrative Agent, each Issuing Bank, the Swingline Lender, the Arrangers, the Syndication Agents and the Documentation Agents) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section and its rights with respect to the Collateral, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)           Indemnification by the Borrowers.  Each of the Borrowers shall indemnify the Administrative Agent (and any sub-agent thereof), each Issuing Bank, the Swingline Lender, the Arrangers, the Syndication Agents, the Documentation Agents each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses (including the reasonable and documented fees, charges and disbursements of counsel for the Indemnitees) incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any of the Borrowers arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit) and (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any of the Borrowers, their equity holders, affiliates or creditors, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result from the gross negligence or willful misconduct of such Indemnitee as determined by a court of competent jurisdiction in a final non-appealable judgment.

(c)           Reimbursement by Lenders.  To the extent that any of the Borrowers for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), each Issuing Bank, the Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), each Issuing Bank, the Swingline Lender or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), each Issuing Bank, or the Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity.  The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.10(d).

(d)           Waiver of Consequential Damages, Etc.  To the fullest extent permitted by applicable law, each of the Borrowers shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or ‘the use of the proceeds thereof.  No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee.

(e)           Payments.  All amounts due under this Section shall be payable not later than 30 days after demand therefor.

(f)            Survival.  The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05      Payments Set Aside.  To the extent that any payment by or on behalf of the Borrowers is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Effective Rate from time to time in effect.  The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06      Successors and Assigns.

(a)           Successors and Assigns Generally.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), except that the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of the Administrative Agent, each Issuing Bank, the Swingline Lender and each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section 10.06 (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, the Arrangers, the Syndication Agents, the Documentation Agents,

their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, each Issuing Bank, the Swingline Lender and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Assignments by Lenders.  Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.  (A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single assignee (or to an assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii)           Proportionate Amounts.  Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii)          Required Consents.  No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition: (A) the consent of the Borrowers (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; and (B) the consent of the Administrative Agent, each Issuing Bank and the Swingline Lender (such consent not to be unreasonably withheld or delayed) shall be required.

(iv)          Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.  The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)                                 No Assignment to Borrowers.  No such assignment shall be made to any of the Borrowers or any of the Borrowers’ Affiliates or Subsidiaries.

(vi)                              No Assignment to Natural Persons.  No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, with respect to payments by or on account of any obligation of the Borrowers hereunder or under any other Loan Document, and the benefits of Sections 3.04, 3.05, and 10.04 with respect to facts and circumstances, in each case, occurring prior to the effective date of such assignment.  Upon request, the Borrowers (at their expense) shall execute and deliver a Note to the assignee Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)                                  Register.  The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, each Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers, each Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)                                 Participations.  Any Lender may at any time sell participations to any Person (other than a natural person or the Borrowers or any of the Borrowers’ Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrowers, the Administrative Agent, each Issuing Bank and the Lenders shall continue to deal solely and directly, with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (iv) unless an Event of Default has occurred and is continuing, any such participation must be approved by the Borrowers, which approval shall not be unreasonably withheld or delayed.  Any agreement or instrument pursuant to which a

Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant.  Subject to subsection (e) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.11 as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Commitments, Loans, Letters of Credit or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(e)                                  Limitations upon Participant Rights.  A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers’ prior written consent.  A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 3.01(e) as though it were a Lender.

(f)                                   Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)                                  Electronic Execution of Assignments.  The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National.  Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.07                 Treatment of Certain Information; Confidentiality.  Each of the Administrative Agent, each Issuing Bank, the Swingline Lender and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it or any of its Affiliates (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) in any legal, judicial, administrative proceeding or in accordance with a judicial or other governmental order, subpoena, interrogatory, discovery request, investigative demand or other legal process or as required by applicable law or regulations (in which case the Administrative Agent, such Issuing Bank, the Swingline Lender or such Lender shall promptly notify the Borrowers in writing, in advance, and give the Borrowers the opportunity to seek confidential treatment of the information prior to such disclosure, to the extent permitted by law), (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers and their obligations, or any Subsidiary and its obligations, or any credit insurance provider relating to the Borrowers and their Obligations, (g) with the consent of the Borrowers, (h) to rating agencies or, on a confidential basis, to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Issuing Bank, the Swingline Lender any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, “Information” means all information received from the Parent or any Subsidiary relating to the Parent or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Issuing Bank, the Swingline Lender or any Lender on a nonconfidential basis prior to disclosure by the Parent or any Subsidiary, provided that, in the case of information received from the Parent or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential or should, because of its nature, reasonably be understood to be confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, each Issuing Bank, the Swingline Lender and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Parent or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including Federal and state securities Laws.

10.08                 Right of Setoff.  If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender to or for the credit or the account of the Borrowers against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrowers may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness.  The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender may have.  Each Lender agrees to notify the Borrowers and, if applicable and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.  Notwithstanding the foregoing, if any Defaulting Lender shall exercise any such right of setoff, (i) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of this Agreement and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, each Issuing Bank, the Swingline Lender and the Lenders and (ii) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of set off.

10.09                 Interest Rate Limitation.  Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”).  If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrowers.  In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10                 Counterparts; Integration; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11                 Survival.  All covenants, agreements, representations and warranties made by the Borrowers herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount or Obligation payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated.

10.12                 Severability.  If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13                 Replacement of Lenders.  If any Lender requests compensation under Section 3.04, or if the Borrowers are required to pay (or will be required to pay) any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or if any Lender determines pursuant to Section 3.02 that it is not permitted to make Eurocurrency Rate Loans, or if any Lender is a Defaulting Lender, or if any Lender declines to approve any waiver, amendment or modification of this Agreement or any Loan Document that requires approval of all Lenders pursuant to Section 10.01 or if any other circumstance exists hereunder that gives the Borrowers the right to replace a Lender as a party hereto, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that: (a) the Borrowers shall have paid to the Administrative Agent the assignment fee specified in Section 10.06(b); (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts); (c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; and (d) such assignment does not conflict with applicable Laws.  A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

10.14                 Governing Law; Jurisdiction; Etc.

(a)                                 GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)                                 SUBMISSION TO JURISDICTION.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.  EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c)                                  WAIVER OF VENUE.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)                                 SERVICE OF PROCESS.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02.  NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e)                                  If any Guarantor incorporated under the laws of the Netherlands, is represented by an attorney in connection with the signing and/or execution of this Agreement (including by way of accession to this Agreement) or any other agreement, deed or document referred to in or made pursuant to this Agreement, it is hereby expressly acknowledged and accepted by the other parties to this Agreement that the existence and extent of the attorney’s authority and the effects of attorney’s exercise or purported exercise of his or her authority shall be governed by the laws of the Netherlands.

10.15                 Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.  Notwithstanding anything to the contrary herein, if and to the extent the foregoing waiver of a jury trial is held to be unenforceable in any proceeding under California law, the parties hereby agree to refer, for a complete and final adjudication, any and all issues of fact or law involved in any litigation or proceeding (including all discovery and law and motion matters, pretrial motions, trial matters and post-trial motions up to and including final judgment), brought to resolve any dispute (whether based on contract, tort or otherwise) between the parties hereto arising out of, in connection with or otherwise related or incidental to this Agreement or any Loan Document to a judicial referee who shall be appointed under a general reference pursuant to California Code of Civil Procedure Section 638, which referee’s decision will stand as the decision of the court.  Such judgment will be entered on the referee’s statement of judgment in the same manner as if the action had been tried by the court.  The parties shall select a single neutral referee, who shall be a retired state or federal judge with at least five years of judicial experience in civil matters; provided that in the event the parties cannot agree upon a referee, the referee will be appointed by the court.

10.16                 No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby, the Borrowers acknowledge and agree that (except, with respect to clauses (ii) and (iii) below, as expressly set forth in any other engagement agreement between the Borrowers and/or any of their Affiliates, on the one hand, and the Administrative Agent, any Syndication Agent, any Documentation Agent, any Lender or any Arranger, on the other hand): (i) the credit facility provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Borrowers and their Affiliates, on the one hand, and the Administrative Agent, the Lenders and the Arrangers, on the other hand, and the Borrowers are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, the Administrative Agent, the Syndication Agents, the Documentation Agents, the Lenders and the Arrangers each is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Borrowers or any of their Affiliates, stockholders, creditors or employees or any other Person; (iii) neither the Administrative Agent, any Syndication Agent, any Documentation Agent, any Lender nor any other Arrangers have assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Borrowers with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether the Administrative Agent, the Syndication Agents, the Documentation Agents, the Lenders or the Arrangers have advised or are currently advising the Borrowers or any of their Affiliates on other matters) and neither the Administrative Agent, any Syndication Agent, any Documentation Agent, any Lender nor any other Arranger has any obligation to the Borrowers or any of their Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (iv) the Administrative Agent, the Syndication Agents, the Documentation Agents, the Lenders and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their Affiliates, and neither the Administrative Agent, any Syndication Agent, any Documentation Agent, any Lender nor any other Arranger has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Administrative Agent, the Syndication Agents, the Documentation Agents, the Lenders and the other Arrangers have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and the Borrowers have consulted their own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate.  The Borrowers hereby waive and release, to the fullest extent permitted by law, any claims that they may have against the Administrative Agent, the Syndication Agents, the Documentation Agents, the Lenders and the other Arrangers with respect to any breach or alleged breach of agency or fiduciary duty.

10.17                 Designation of Representative for Borrowers.  Each of the Borrowers other than Velti Inc. (each, an “Other Borrower”), by its execution of this Agreement, hereby irrevocably appoints Velti Inc., acting alone, and with full power of substitution, as its agent and representative hereunder (in such capacity, the “Borrower Representative”), and hereby authorizes, directs and empowers Velti Inc., acting alone, and with full power of substitution, to act for and in the name of such Other Borrower and as its agent and representative hereunder and under the other instruments and agreements referred to herein.  Velti Inc. hereby accepts each such appointment.  Each Other Borrower hereby irrevocably authorizes Velti Inc., acting alone and with full power of substitution, to take such action on such Other Borrower’s behalf and to exercise such powers hereunder, under the other Loan Documents, and under the other agreements and instruments referred to herein or therein as may be contemplated being taken or exercised by such Other Borrower by the terms hereof and thereof, together with such powers as may be incidental thereto, including, without limitation, to borrow hereunder and deliver requests for Loans hereunder, to convert, continue, repay or prepay Loans made hereunder, to increase, reduce or terminate the Commitments, to pay interest, fees, costs and expenses incurred in connection with the Loans, this Agreement, the other Loan Documents, and the other agreements and instruments referred to herein or therein, to receive from or deliver to the Administrative Agent or any other agent or Lender any notices, statements, reports, certificates or other documents or instruments contemplated herein, in the other Loan Documents or in any other agreement or instrument referred to herein, to receive from or transmit to the Administrative Agent any Loan proceeds or payments, and to execute any agreements, amendments, modifications, supplements or other documents or instruments in connection with this Agreement or the other Loan Documents on its behalf, and in each case such Other Borrower shall be bound as though the Other Borrower itself had duly taken such action.  The Administrative Agent and each Lender shall be entitled to rely on the appointment and authorization of the Borrower Representative with respect to all matters related to this Agreement, the other Loan Documents and any other agreements or instruments referred to herein or therein whether or not any particular provision hereof or thereof specifies that such matters may or shall be undertaken by the Borrower Representative.  In reliance hereon, the Administrative Agent and each Lender may deal with the Borrower Representative alone with the same effect as if the Administrative Agent or such Lender had dealt with each Other Borrower separately and individually.  In the event of any conflict between any notices, communications or other acts of the Borrower Representative and those of any Other Borrower, the notices, communications and acts of the Borrower Representative shall prevail.

10.18                 Release of Liens and Guarantees.  A Subsidiary that is a Loan Party shall automatically be released from its obligations under the Loan Documents, and all security interests created by the Loan Documents in Collateral owned by such Loan Party shall be automatically released, upon the consummation of any transaction permitted by this Agreement as a result of which such Loan Party ceases to be a Subsidiary; provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise.  Upon any sale or other transfer by any Loan Party (other than to a Borrower or any other Loan Party) of any Collateral in a transaction permitted under this Agreement, or upon the effectiveness of any written consent to the release of the security interest created under any Loan Document in any Collateral pursuant to Section 10.01, the security interests in such Collateral created by the Loan Documents shall be automatically released.  In connection with any termination or release pursuant to this Section, the Administrative Agent shall execute and deliver to the relevant Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release.  Any execution and delivery of documents pursuant to this Section shall be without recourse to or warranty by the Administrative Agent.

10.19                 USA PATRIOT Act Notice.  Each Lender that is subject to the Patriot Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the names and addresses of the Borrowers and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrowers in accordance with the Patriot Act.

10.20                 Waiver of Jersey Customary Law Rights.  Each Borrower irrevocably and unconditionally abandons and waives any right which it may have at any time under the existing or future laws of Jersey: (i) whether by virtue of the droit de discussion or otherwise to require that recourse be had by the Lenders to the assets of any other Borrower, Loan Party or any other person before any claim is enforced against the Borrower in respect of the obligations assumed by it under this Agreement or any of the Loan Documents to which it is a party; and (ii) whether by virtue of the droit de division or otherwise to require that any liability under this Agreement or any of the Loan Documents to which it is a party be divided or apportioned with any other Borrower or Loan Party or any other person or reduced in any manner whatsoever.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VELTI INC., a Delaware corporation, as Borrower

By:	/s/ Sally J. Rau
Name:	Sally J. Rau
Title:	President

VELTI PLC, a company formed under the laws of the Bailiwick of Jersey, Channel Islands, as Borrower

By:	/s/ Alex Moukas
Name:	Alex Moukas
Title:	Chief Executive Officer

MOBILE INTERACTIVE GROUP LIMITED, a company incorporated under the laws of England and Wales, as Borrower

By:	/s/ Richard Mann
Name:	Richard Mann
Title:	Senior Vice President

VELTI MOBILE PLATFORMS LIMITED, a company incorporated under the laws of the British Virgin Islands, as Borrower

By:	/s/ Faith Dawson
Name:	Ms. Faith Lorraine Dawson
Title:	Director

Credit Agreement Signature Page

HSBC BANK USA, NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank, Swingline Lender and Lender

By:	/s/ Christopher Moore
Name:	Christopher Moore
Title:	Vice President

Credit Agreement Signature Page

HSBC Bank plc,
as Lender

By:	/s/ James Shepherd
Name:	James Shepherd
Title:	Senior Corporate Banking Manager

Credit Agreement Signature Page

[ ],
as Lender

By:
Name:
Title:

Credit Agreement Signature Page